UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

Submission of Audit Report

1.	Name of external auditor: Samil PricewaterhouseCoopers (PWC)

2.	Date of receiving external audit report: March 4, 2025

3.	Auditor’s opinion

4.	Financial Highlights of Separate Financial Statements

Audit Report on Separate Financial Statements

Items	FY 2024	FY 2023
Total Assets	29,799,050,946,610	29,732,412,226,019
Total Liabilities	26,003,252,933,930	24,050,857,799,308
Total Shareholders’ Equity	3,795,798,012,680	5,681,554,426,711
Capital Stock	2,500,000,000,000	1,789,078,500,000
Revenues	25,178,687,608,556	19,811,014,881,090
Operating Income	-1,800,624,503,682	-3,884,121,296,089
Ordinary Income	-3,087,491,449,062	-2,632,114,468,426
Net Income	-3,034,736,546,955	-1,718,701,175,934
Total Shareholders’ Equity / Capital Stock	152%	318%

LG DISPLAY CO., LTD.

Separate Financial Statements

For the Year Ended December 31, 2024

(With Independent Auditors’ Report Thereon)

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of

LG Display Co., Ltd.

Opinion

We have audited the financial statements of LG Display Co., Ltd. (the Company), which comprise the statement of financial position as at December 31, 2024, and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended, and notes to the financial statements, including material accounting policy information.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2024, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

We have also audited, in accordance with Korean Standards on Auditing, the Company’s Internal Control over Financial Reporting as of December 31, 2024, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting, and our report dated March 4, 2025, expressed an unqualified opinion.

Basis for Opinion

We conducted our audit in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

(a) Impairment test of cash generating units

Reasons why the matter was determined to be a key audit matter

As described in Note 9 and 10, the Company has classified the carrying amounts of property, plant, and equipment of ~~W~~11,913,336 million and intangible assets of ~~W~~1,485,789 million recognized as of the end of the reporting period into Display, Display (Large OLED), and Display (AD PO) cash generating units (CGUs). The Company identified indications of impairment due to the carrying amount of net assets being higher than market value as of the end of the reporting period and continuous operating losses due to competitive display market conditions. The Company performed an impairment test on the CGUs by evaluating the recoverable amount using the value in use calculated by applying the discounted cash flow model.

We determined the impairment test on the CGUs as a Key Audit Matter considering that significant judgment by management is involved in estimates such as cash flows and discount rates included in the Company’s impairment test.

How our audit addressed the Key Audit Matter

We have performed the following audit procedures to address the Key Audit Matter.

•	Understanding and evaluating the accounting policies and internal controls of the Company related to impairment testing

•	Testing internal controls such as the management’s review and approval of estimated business plan and significant assumptions for impairment testing

•	Evaluating the completeness and accuracy of underlying data used in management’s valuation model

•	Verifying whether future cash flow estimates are consistent with business plans approved by management

•

Evaluating the appropriateness of significant assumptions in valuation models including discount rates and growth rates by comparing them with external benchmarks within the industry and the Company’s past financial information

•	Evaluating the reasonableness of management’s business plan estimates by comparing business plans established for each CGU in prior periods with actual performance for the current period

•	Evaluating the competence and objectivity of independent external experts engaged by the Company

•	Performing sensitivity analysis to assess the magnitude of changes in significant assumptions applied in valuation models that can result in impairment loss

•

Evaluating the reasonableness of assumptions applied in a valuation model and discount rates used in the management’s evaluation by utilizing auditor’s valuation experts with professional skills and knowledge

(b) Assessment of recognition of deferred tax assets

Reasons why the matter was determined to be a key audit matter

As described in Note 24 to the financial statements, deferred tax assets recognized by the Company as of the end of the reporting period for temporary differences, tax loss carryforwards, and tax credit carryforwards amount to 3,474,990 million KRW. The Company evaluated the realizability of deferred tax assets considering the probability of generating taxable profit against which temporary differences, unused tax loss carryforwards, and tax credit carryforwards can be utilized.

We determined the assessment of realizability of deferred tax assets as a Key Audit Matter considering that significant judgment by management is involved in estimates such as expected taxable income and utilization of tax policy included in the Company’s realizability assessment.

How our audit addressed the Key Audit Matter

We have performed the following audit procedures to address the Key Audit Matter.

•	Understanding and evaluating the accounting policies and internal controls of the Company related to assessment of realizability of deferred tax assets

•	Testing internal controls such as management’s review and approval of significant assumptions in taxable profit forecasts and utilization of tax policy

•	Evaluating whether expected taxable profit estimates are based on approved business plans, past performance, transfer pricing, and dividend policies

•	Evaluating the appropriateness of management’s estimates on future taxable profit by comparing past estimated taxable income with actual performance for the current period

•	Evaluating the appropriateness of estimated timing for realization of temporary differences for tax purposes

•

Evaluating whether expected tax rates applied to measure the deferred tax assets are based on enacted or substantively enacted tax rates by the end of the reporting period and expected to apply to accounting periods when assets are realized

Other Matters

The financial statements of the Company for the year ended December 31, 2023, were audited by another auditor who expressed an unqualified opinion on those statements on March 7,2023.

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Sang-Woo Nam, Certified Public Accountant.

Seoul, Korea

March 4, 2025

This report is effective as of March 4, 2025, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Separate Statements of Financial Position

As of December 31, 2024 and 2023

(In millions of won)	Note	December 31, 2024		December 31, 2023

Assets
Cash and cash equivalents	4, 26	~~W~~	238,477	334,502
Deposits in banks	4, 26		—	20,000
Trade accounts and notes receivable, net	5, 15, 26, 29		4,964,594	3,077,901
Other accounts receivable, net	5, 26		215,920	95,178
Other current financial assets	6, 26		320,071	163,137
Inventories	7		1,786,678	1,780,959
Prepaid income tax			2,492	1,954
Classification of assets held for sale	30		1,016,645	—
Other current assets			102,518	116,851

Total current assets			8,647,395	5,590,482
Deposits in banks	4, 26		11	11
Investments	8		3,939,474	4,932,063
Other non-current accounts receivable, net	5, 26		9,679	13,833
Other non-current financial assets	6, 26		123,523	80,793
Property, plant and equipment, net	9		11,913,336	13,584,247
Intangible assets, net	10		1,485,789	1,683,029
Investment property	11		27,911	32,995
Deferred tax assets	24		3,474,990	3,387,504
Defined benefits assets, net	13		160,564	407,212
Other non-current assets			16,379	20,243

Total non-current assets			21,151,656	24,141,930

Total assets		~~W~~	29,799,051	29,732,412

Liabilities
Trade accounts and notes payable	26, 29	~~W~~	12,011,544	8,993,964
Current financial liabilities	12, 26, 27, 28, 29		5,866,670	3,850,822
Other accounts payable	26		1,438,724	2,334,289
Accrued expenses			483,236	461,819
Provisions	14		103,962	115,834
Advances received	15		899,164	608,044
Other current liabilities			62,195	57,487

Total current liabilities			20,865,495	16,422,259
Non-current financial liabilities	12, 26, 27, 28, 29		4,308,608	5,985,874
Non-current provisions	14		60,908	63,805
Long-term advances received	15		220,500	967,050
Other non-current liabilities	26		547,742	611,869

Total non-current liabilities			5,137,758	7,628,598

Total liabilities			26,003,253	24,050,857

Equity
Share capital	16	~~W~~	2,500,000	1,789,079
Share premium	16		2,821,006	2,251,113
Retained earnings (Accumulated deficit)	17		(1,525,208)	1,641,363

Total equity			3,795,798	5,681,555

Total liabilities and equity		~~W~~	29,799,051	29,732,412

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Comprehensive Loss

For the years ended December 31, 2024 and 2023

(In millions of won, except loss per share amounts)	Note	2024		2023

Revenue	18, 29	~~W~~	25,178,688	19,811,015
Cost of sales	7, 19, 29		(24,476,213)	(21,446,905)

Gross profit (loss)			702,475	(1,635,890)
Selling expenses	19, 20		(294,153)	(280,262)
Administrative expenses	19, 20		(781,822)	(600,587)
Research and development expenses	19		(1,427,125)	(1,367,382)

Operating loss			(1,800,625)	(3,884,121)

Finance income	22		704,770	2,411,597
Finance costs	22		(1,254,153)	(877,350)
Other non-operating income	21		1,702,506	995,791
Other non-operating expenses	21		(2,439,989)	(1,278,031)

Loss before income tax			(3,087,491)	(2,632,114)
Income tax benefit	23		52,755	913,413

Loss for the year			(3,034,736)	(1,718,701)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	13		(131,835)	49,817
Other comprehensive income (loss) for the year, net of income tax			(131,835)	49,817

Total comprehensive loss for the year		~~W~~	(3,166,571)	(1,668,884)

Loss per share (in won)
Basic loss per share	25	~~W~~	(6,440)	(4,512)
Diluted loss per share	25	~~W~~	(6,440)	(4,512)

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2024 and 2023

(In millions of won)	Note	Share capital		Share premium	Retained earnings (Accumulated deficit)	Other capital	Total equity

Balances at January 1, 2023		~~W~~	1,789,079	2,251,113	3,310,247	—	7,350,439

Total comprehensive loss for the year
Loss for the year			—	—	(1,718,701)	—	(1,718,701)
Other comprehensive loss
Remeasurements of net defined benefit liabilities			—	—	49,817	—	49,817

Total comprehensive loss for the year		~~W~~	—	—	(1,668,884)	—	(1,668,884)

Balances at December 31, 2023		~~W~~	1,789,079	2,251,113	1,641,363	—	5,681,555

Balances at January 1, 2024		~~W~~	1,789,079	2,251,113	1,641,363	—	5,681,555

Total comprehensive loss for the year
Loss for the year			—	—	(3,034,736)	—	(3,034,736)
Other comprehensive loss
Remeasurements of net defined benefit liabilities			—	—	(131,835)	—	(131,835)

Total comprehensive loss for the year		~~W~~	—	—	(3,166,571)	—	(3,166,571)

Transaction with owners, recognized directly in equity
Capital increase	16		710,921	569,893	—	—	1,280,814

Balances at December 31, 2024		~~W~~	2,500,000	2,821,006	(1,525,208)	—	3,795,798

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2024 and 2023

(In millions of won)	Note	2024		2023

Cash flows from (used in) operating activities:
Cash generated from operations	28	~~W~~	724,337	30,185
Income taxes paid			(12,900)	(76,208)
Interests received			20,559	15,400
Interests paid			(634,631)	(610,152)

Cash flows from (used in) operating activities			97,365	(640,775)

Cash flows from (used in) investing activities:
Dividends received			228,833	1,887,196
Increase in deposits in banks			—	(20,000)
Proceeds from withdrawal of deposits in banks			20,000	42,804
Acquisition of financial assets at fair value through other comprehensive income			—	(3,000)
Proceeds from disposal of financial assets at fair value through other comprehensive income			—	2,671
Proceeds from disposal of financial assets at fair value through profit or loss			5,185	—
Acquisition of investments			(979,633)	(98,740)
Proceeds from disposal of investments			942,708	—
Acquisition of property, plant and equipment			(1,380,057)	(2,145,138)
Proceeds from disposal of property, plant and equipment			248,271	488,194
Acquisition of intangible assets			(745,033)	(650,877)
Proceeds from disposal of intangible assets			6,257	6,328
Proceeds from settlement of derivatives			274,173	178,610
Decrease in short-term loans			19,697	27,411
Increase in deposits			(1,019)	(354)
Decrease in deposits			593	134
Proceeds from disposal of greenhouse gas emission permits			14,394	6,659

Cash flows used in investing activities:			(1,345,631)	(278,102)

Cash flows from (used in) financing activities:	28
Proceeds from short-term borrowings			5,496,777	5,960,167
Repayments of short-term borrowings			(4,740,405)	(6,488,262)
Proceeds from issuance of bonds			—	469,266
Repayments of bonds			(370,000)	(433,990)
Proceeds from long-term borrowings			2,114,901	2,839,878
Repayments of current portion of long-term borrowings			(2,622,312)	(1,778,174)
Payment guarantee fee received			7,427	7,195
Repayments of payment guarantee fee			(1,114)	(2,134)
Capital increase			1,292,455	—
Transaction cost from capital increase			(11,641)	—
Payment of lease liabilities			(13,847)	(12,879)

Cash flows from financing activities			1,152,241	561,067

Net decrease in cash and cash equivalents			(96,025)	(357,810)
Cash and cash equivalents at January 1			334,502	692,312

Cash and cash equivalents at December 31		~~W~~	238,477	334,502

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of December 31, 2024, the Company is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2024, LG Electronics Inc., a major shareholder of the Company, owns 36.72% (183,593,206 shares) of the Company’s common stock.

As of December 31, 2024, 500,000,000 shares of the Company’s common stock are listed on Korea Exchange under the identifying code 034220, and 20,944,314 American Depository Shares (“ADSs”, 2 ADSs represent one share of common stock) are listed on the New York Stock Exchange under the symbol “LPL”.

2.	Basis of Presenting Financial Statements

(a)	Application of accounting standards

In accordance with the Act on External Audits of Stock Companies, Etc., these separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate or a venture in a joint ventures, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issuance by the Board of Directors on January 20, 2025, which will be submitted for approval to the shareholders’ meeting to be held on March 20, 2025.

(b)	Basis of Measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss(“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss(“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

Items included in the financial statements are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The separate financial statements are presented in Korean won, which is the Company’s functional currency.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

2.	Basis of Presenting Financial Statements, Continued

(d)	Estimates and Judgments

As the resulting accounting estimates will, by definition, seldom equal the related actual results, it can contain a significant risk of causing a material adjustment.

Estimates and assumptions are continuously evaluated and taken into account future events that are reasonably predictable in light of past experiences and current situations. Changes in accounting estimates are recognized during the period which the estimates have been changed and the future periods to be affected.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. Additional information of significant judgement and assumptions of certain items are included in relevant notes.

(i)	Impairment of goodwill, etc.

The recoverable amount of a cash generating unit (CGU) is determined based on value-in-use calculations (Note 10).

(ii)	Income Tax

The Company’s taxable income generated from these operations are subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company estimates the income tax effects expected to be incurred in the future as a result of its operating activities up to the end of the reporting period and recognizes them as current and deferred income taxes. However, the actual future income tax burden may not match the recognized related assets and liabilities, and such differences may affect the current and deferred income tax assets and liabilities at the time the expected income tax effects are realized.

In addition, deferred tax assets are recognized to the extent that it is probable that taxable income will be generated during the periods when temporary differences, unused tax losses, and tax credits are realized. Significant judgments are made to determine the book value of deferred tax assets that can be recognized based on the timing and level of future taxable income.

(iii)	Net defined benefit liabilities (defined benefit assets)

The present value of defined benefit obligations can vary depending on various factors determined by actuarial methods. The assumptions applied to determine the net cost (profit) of retirement benefits include the discount rate, which represents the interest rate that should be applied to determine the present value of the estimated future cash outflows expected to occur upon the settlement of defined benefit obligations. An appropriate discount rate is determined by considering the yield on high-quality corporate bonds with maturities similar to the duration of the related pension liabilities, expressed in the currency in which the pension is paid. Other key assumptions related to defined benefit obligations are based on current market conditions.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies

The principal accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Interest in subsidiaries, associates and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No.1027, Separate Financial Statements. The Company applied the cost method to investments in subsidiaries, associates and joint ventures. Dividends from subsidiaries, associates or joint ventures are recognized in profit or loss when the right to receive the dividend is established.

(b)	Foreign Currency Translation

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on translation are recognized in profit or loss, except for differences arising on an investment in equity instruments designated as at FVOCI and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including borrowings, bonds and cash and cash equivalents are recognized in finance income (costs) in the separate statement of comprehensive income (loss) and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the separate statement of comprehensive income (loss). Foreign currency differences are presented in gross amounts in the separate statement of comprehensive income (loss).

(c)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

(d)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(e)	Financial Instruments

(i)	Non-derivative financial assets

Recognition and initial measurement

Trade receivables and debt instruments issued are initially recognized when they are originated. All other financial assets are recognized in statement of financial position when, and only when, the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

i)	Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI – debt investment; FVOCI – equity investments; or FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the subsequent reporting period following the change in the business model.

A financial asset is measured as at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured as at FVTPL. This includes all derivative financial assets. At initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(e)	Financial Instruments, Continued

ii)	Financial assets: business model

The Company makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•

the stated policies and objectives for the portfolio and the operation of those policies in practice (these include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets);

•	how the performance of the portfolio is evaluated and reported to the Company’s management;

•	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed; and

•	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sale for this purpose.

A financial asset that is held for trading or is managed and whose performance is evaluated on a fair value basis is measured at FVTPL.

iii)	Financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purpose of the assessment, “principal” is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and cost (e.g. liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers.

•	contingent events that would change the amount or timing of cash flows:

•	terms that may adjust the contractual coupon rate, including variable-rate features;

•	prepayment and extension features; and

•	terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse features)

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest or the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(e)	Financial Instruments, Continued

Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued but unpaid contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

iv)	Financial assets: Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Derecognition

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it transfers or does not retain substantially all the risks and rewards of ownership of a transferred asset, and does not retain control of the transferred asset.

If the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(e)	Financial Instruments, Continued

(ii)	Non-derivative financial liabilities

The Company classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as at FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2023, non-derivative financial liabilities comprise borrowings, bonds, trade accounts and notes payable, other accounts payable and others.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii)	Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(e)	Financial Instruments, Continued

Hedge Accounting

If necessary, the Company designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

i)	Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income (loss). The Company discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting.

ii)	Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Company discontinues cash flow hedge accounting if the hedging instruments expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(e)	Financial Instruments, Continued

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Other derivative financial instruments

Other derivative financial instruments are measured at fair value and changes of their fair value are recognized in profit or loss.

(iv)	Financial guarantee agreement

A financial guarantee agreement is a contract in which a certain amount of money must be paid to compensate for the loss incurred by the holder due to the failure of a particular debtor to pay on the due date in accordance with the terms of the original contract or the changed terms of the debt product. Financial guarantee contracts are measured at fair value at the time of initial recognition, and after initial recognition, they are measured by the higher of the following and displayed as ‘Financial Liabilities’ in the separate statement of financial position.

•	The amount determined in accordance with the expected credit loss model under Korean IFRS 1109 Financial Instruments

•	The amount initially recognized less, where appropriate, the cumulative amount of income recognized in accordance with Korean IFRS 1115 Revenue from Contracts with Customers

(f)	Property, Plant and Equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii)	Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(f)	Property, Plant and Equipment, Continued

(iii)	Depreciation

Land is not depreciated and depreciation of other items of property, plant and equipment is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero.

Typical estimated useful lives of the assets are as follows:

Typical estimated useful lives (years)
Buildings and structures	20~40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	2, 4, 12
Right-of-use assets	(*)

(*)	The Company depreciates the right-of-use assets from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(g)	Borrowing Costs

The Company capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the borrowings are directly attributable to the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense.

(h)	Government Grants

In case there is reasonable assurance that the Company will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i)	Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii)	Grants for compensating the Company’s expenses incurred

A government grant that compensates the Company for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii)	Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Company with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(i)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i)	Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of a business over the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

(ii)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred. Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized as intangible assets only if the Company can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits (among other things, the Company can demonstrate the usefulness of the intangible asset by existence of a market for the output of the intangible asset or the intangible asset itself if it is to be used internally),

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Development projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures on development activities are capitalized.

The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii)	Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others. The Company currently has a number of patent license agreements related to product production. When the amount of payments is determined, it is recognized as intangible assets as intellectual property rights and other account payables, respectively, and the intangible assets are amortized on a straight-line basis over the patent license period.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(i)	Intangible Assets, Continued

(iv)	Subsequent costs

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific intangible asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(v)	Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Typical estimated useful lives of the intangible assets are as follows:

Typical estimated useful lives (years)
Intellectual property rights	5, 10, (*1)
Software	4, (*1)
Technology	10
Development costs	(*2)
Condominium and golf club memberships	Indefinite

(*1)	Patent royalty (included in intellectual property rights) and software license are amortized over the useful lives considering the contract period.

(*2)	Capitalized development costs are amortized over the useful lives considering the life cycle of the developed products.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets with indefinite useful lives are reviewed at each financial year-end to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(j)	Investment Property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment properties are initially measured at cost, including transaction costs incurred at the time of acquisition, and subsequently, measured at cost less accumulated depreciation and accumulated impairment loss.

Subsequent expenditure on an item of investment property is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of those parts that are replaced is derecognized. All other subsequent expenditures are expensed in the period in which it is incurred.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(j)	Investment Property, Continued

Among investment properties, land is not depreciated, and investment properties except land are depreciated on a straight-line basis by applying 20 years of the building according to the economic depreciation period. Depreciation methods, useful lives and residual values of investment properties are reviewed at each reporting period-end and if appropriate, the changes are accounted for as changes in accounting estimates.

(k)	Impairment

(i)	Financial assets

Financial instruments and contract assets

The Company recognizes loss allowance for financial assets measured at amortized cost and debt investments at FVOCI at the ‘expected credit loss’ (ECL).

The Company recognizes a loss allowance for the life-time expected credit losses except for following, which are measured at 12-month ECLs:

•	debt instruments that are determined to have low credit risk at the reporting date; and

•

other debt instruments and bank deposits for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both qualitative and quantitative information and analysis, based on the Company’s historical experience and informed credit assessment including forward-looking information.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of the ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

Estimation of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured using the present value of the difference between the contractual cash flows and the expected contractual cash flows. The expected credit losses are discounted using effective interest rate of the financial assets.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(k)	Impairment, Continued

Credit-impaired financial assets

At each reporting period-end, the Company assesses whether financial assets carried at amortized cost and debt instruments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the issuer or the borrower;

•

the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

•	it is probable that the borrower will enter bankruptcy or other financial reorganization; or

•	the disappearance of an active market for a security because of financial difficulties.

Presentation of loss allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt instruments at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI instead of reducing the carrying amount of financial assets in the separate statement of financial position.

Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations for recovering the financial asset in its entirety or a portion thereof. The Company assess whether there are reasonable expectations of recovering the contractual cash flows from customers and individually assess the timing and amount of write-off. The Company expects no significant recovery from the amount written-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(k)	Impairment, Continued

(ii)	Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Company determines the recoverable amount of the cash-generating unit to which the asset belongs. The cash-generating unit (“CGU”) is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In identifying whether cash inflows from an asset or group of assets are largely independent of the cash inflows from other assets or groups of assets, the Company considers various factors including how management monitors the entity’s operations or how management makes decisions about continuing or disposing of the entity’s assets and operations. In the Company’s consolidated financial statements, each CGU is comprised of a group of assets of the Company and its other subsidiaries, because the non-current assets of the Company generate independent cash inflows only in combination with certain assets of the subsidiary. The Company’s cash-generating units consist of Display CGU, Display (Large OLED) CGU and Display (AD PO) CGU. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs to sell is based on the best information available to reflect the amount that the Company could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized from the acquisition cost. An impairment loss in respect of goodwill is not reversed.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(l)	Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(i)	As a lessee

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease component on the basis of its relative stand-alone price. For certain leases, the Company accounts for the lease and non-lease components as a single lease component by applying the practical expedient not to separate non-lease components.

The Company recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(l)	Lease, Continued

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured the Company recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Company recognizes any remaining amount of the remeasurement in profit or loss.

The Company presents right-of-use assets that do not meet the definition of investment property in ‘property, plant and equipment’ and lease liabilities in ‘financial liabilities’ in the separate statement of financial position.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(ii)	As a lessor

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sub-lease as an operating lease.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(l)	Lease, Continued

Contracts may contain both lease and non-lease components. The Company allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.

At the commencement date, the Company recognizes assets held under a finance lease in its statement of financial position and present them as a receivable at an amount equal to the net investment in the lease and recognize finance income over the lease term, based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the lease.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

(m)	Provisions

A provision is recognized, as a result of a past event, if the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for a warranty period from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Company’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(n)	Non-current Assets Held for Sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily from sale rather than through continuing use. In order to be classified as held for sale, the asset (or disposal group) is available for immediate sale in its present condition and its sale is highly probable. The assets (or disposal groups) that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less costs to sell on initial classification. The Company recognizes an impairment loss for any subsequent decrease in fair value of the asset (or disposal group) for which an impairment loss was recognized on initial classification as held-for-sale and a gain for any subsequent increase in fair value in profit or losses, up to the cumulative impairment loss previously recognized.

The Company does not depreciate a non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale.

(o)	Employee Benefits

(i)	Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Company has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii)	Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

(iii)	Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(o)	Employee Benefits, continued

(iv)	Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Company’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions related to the defined benefit plans in other comprehensive income and transfers immediately to retained earnings.

The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect of the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(v)	Termination benefits

The Company recognizes expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring involving the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, the Company measures the termination benefit with present value of future cash payments.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(p)	Revenue from contracts with customers

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts, volume rebates and other cash incentives paid to customers.

The Company recognizes revenue according to the five-stage revenue recognition model (① Identifying the contract →②Identifying performance obligations →③ Determining transaction price →④ Allocating the transaction price to performance obligations →⑤ Recognizing revenue for performance obligations).

The Company generates revenue primarily from sale of display panels. Product revenue is recognized when a customer obtains control over the Company’s products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customer.

The Company includes return option in the sales contract of display panels with its customers and the consideration receivable from the customer is subject to change due to returns. The Company estimates an amount of variable consideration by using the expected value method with which the Company expects to better predict the amount of consideration. The Company includes in the transaction price an amount of variable consideration estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur during the return period when the uncertainty associated with the variable consideration is subsequently resolved. The Company recognizes a refund liability and an asset for its right to recover products from customers if the Company receives consideration from a customer and expects to refund some or all of that consideration to the customer. Sales taxes or value-added taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and are excluded from revenues in the separate statement of comprehensive income (loss).

(q)	Operating Segments

An operating segment is a component of the Company that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the Company, 2) whose operating results are reviewed regularly by the Company’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Company is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Company. Consequently, no operating segment information is included in these separate financial statements. Entity wide disclosures of geographic and product revenue information are provided in Note 18 to these consolidated financial statements.

(r)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including debt instruments measured at FVOCI), dividend income, gains on disposal of debt instruments measured at FVOCI and changes in fair value of financial instruments at FVTPL. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, gain and losses from financial instruments measured at FVTPL and impairment losses recognized on financial assets. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(s)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset and liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The Company reviews the carrying amount of deferred tax assets at the end of each reporting period, considering the likelihood of generating taxable income against which temporary differences, unused tax loss carryforwards, and tax credit carryforwards can be utilized. The potential taxable income is estimated based on business plans approved by management, historical experience of taxable income estimates, and tax policies including the transfer pricing of the separate entity. Additionally, future taxable income includes the anticipated permanent differences, considering the realization effect of temporary differences consistent with the business plan and the dividend policy of the separate entity. The Company recognizes deferred tax assets to the extent that it is probable that sufficient taxable income will be generated in the future, or there are sufficient taxable temporary differences available to utilize unused tax losses, etc.

The Company offsets deferred tax assets and deferred tax liabilities if, and only if, the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(t)	Earnings Per Share

The Company presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for the effects of all dilutive potential common shares such as convertible bonds and others.

(u)	Accounting standards and Interpretation issued and adopted by the Company

The Company has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2024.

(i)	Amendments to Korean IFRS 1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current, and Non-current Liabilities with Covenants

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. In addition, covenants that an entity is required to comply with after the end of the reporting period would not affect classification of a liability as current or non-current at the reporting date. When an entity classifies a liability that is subject to the covenants which an entity is required to comply with within twelve months of the reporting date as non-current at the end of the reporting period, the entity shall disclose information in the notes to understand the risk that non-current liabilities with covenants could become repayable within twelve months after the reporting period. The amendments do not have a significant impact on the financial statements.

(ii)	Amendments to Korean IFRS 1007 Statement of Cash Flows, Korean IFRS 1107 Financial Instruments: Disclosures – Supplier finance arrangements

When applying supplier finance arrangements, an entity shall disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk. (Note 26)

(iii)	Amendments to Korean IFRS 1116 Leases – Lease Liability in a Sale and Leaseback

When subsequently measuring lease liabilities arising from a sale and leaseback, a seller-lessee shall determine lease payments or revised lease payments in a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee. The amendments do not have a significant impact on the financial statements.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(u)	Accounting standards and Interpretation issued and adopted by the Company, Continued

(iv)	Amendments to Korean IFRS 1001 Presentation of Financial Statements – Disclosure of Cryptographic Assets

The amendments require an additional disclosure if an entity holds cryptographic assets, or holds cryptographic assets on behalf of the customer, or issues cryptographic assets. The amendments do not have a significant impact on the financial statements.

(v)	New standards and interpretations not yet adopted by the Company

The following new accounting standards and interpretations have been published that are not mandatory for December 31, 2024 reporting periods and have not been early adopted by the Company.

(i)

Amendments to Korean IFRS 1021 Effect of Exchange Rate Fluctuations, Amendments to Korean IFRS 1101 First Adoption of International Generally Accepted Accounting Principles Adopted by Korea – Lack of exchangeability

The amendment requires the entity to disclose the relevant information when an entity estimates a spot exchange rate because exchangeability between two currencies is lacking. The amendments will take effect in fiscal years beginning on or after January 1, 2025, and will allow for early application. The amendments do not have a significant impact on the financial statements.

(ii)	Amendments to Korean IFRS 1109 Financial Instruments, Amendments to Korean IFRS 1107 Financial Instruments: Disclosure

Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosures have been amended to respond to recent questions arising in practice, and to include new requirements. The amendments should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted.

•	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

•	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

•

add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term;

•	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(v)	New standards and interpretations not yet adopted by the Company, Continued

(iii)	Annual Improvements to Korean IFRS – Volume 11

Annual Improvements to Korean IFRS – Volume 11 shall be effective for fiscal years beginning on or after January 1, 2026, and early application is effective. The amendments are not expected to have a significant impact on the financial statements.

•	Korean IFRS 1101 First-time Adoption of International Financial Reporting Standards: Hedge accounting by a first-time adopter

•	Korean IFRS 1107 Financial Instruments: Disclosures: Gain or loss on derecognition and implementation guidance

•	Korean IFRS 1109 Financial Instruments: Derecognition of lease liabilities and definition of transaction price

•	Korean IFRS 1110 Consolidated Financial Statements: Determination of a ‘de facto agent’

•	Korean IFRS 1007 Statement of Cash Flows: Cost method

4.	Cash and Cash Equivalents and Deposits in Banks

Details of cash and cash equivalents and deposits in banks as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Current assets
Cash and cash equivalents
Deposits	~~W~~	238,477	334,502
Deposits in banks
Time deposits (*)	~~W~~	—	20,000
Non-current assets
Deposits in banks
Deposit for checking account	~~W~~	11	11

(*)	The balance as of December 31, 2023, consists of funds for business cooperation to aid LG Group companies’ suppliers, which is restricted in use.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

5.	Trade Accounts and Notes Receivable, and Other Accounts Receivable

(a)	Details of trade accounts and notes receivable and other accounts receivable as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Trade accounts and notes receivable	~~W~~	4,964,594	3,077,901
Other accounts receivable
Non-trade receivables, net		206,313	108,769
Accrued income, net		19,286	242

Subtotal		225,599	109,011

Total	~~W~~	5,190,193	3,186,912

(b)	The aging of trade accounts and notes receivable and other accounts receivable as of December 31, 2024 and 2023 are as follows:

(In millions of won)	December 31, 2024
	Original Amount			Allowance for doubtful account
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	4,962,069	183,436	(362)	(283)
1-15 days past due		2,887	37,621	—	(2)
16-30 days past due		—	1,914	—	(1)
31-60 days past due		—	350	—	(3)
More than 60 days past due		—	2,575	—	(8)

Total	~~W~~	4,964,956	225,896	(362)	(297)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

5.	Trade Accounts and Notes Receivable, and Other Accounts Receivable, Continued

(In millions of won)	December 31, 2023
	Original Amount			Allowance for doubtful account
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	3,074,502	105,816	(234)	(62)
1-15 days past due		198	1,357	—	—
16-30 days past due		3,435	156	—	(2)
31-60 days past due		—	168	—	(2)
More than 60 days past due		—	1,592	—	(12)

Total	~~W~~	3,078,135	109,089	(234)	(78)

The movement in the allowance for doubtful account in respect of trade accounts and notes receivable and other accounts receivable for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)	2024			2023
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Beginning balance	~~W~~	234	78	229	1,418
(Reversal of) bad debt expense		128	219	5	(8)
Write-off		—	—	—	(1,332)

Ending balance	~~W~~	362	297	234	78

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

6.	Other Financial Assets

Details of other financial assets as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Current assets
Financial assets at fair value through profit or loss
Derivatives (*1)	~~W~~	186,676	136,762
Fair value hedging derivatives
Derivatives (*2)	~~W~~	99,116	—
Financial assets at amortized cost
Deposits	~~W~~	8,181	—
Short-term loans		26,098	26,375

Subtotal	~~W~~	34,279	26,375

Total	~~W~~	320,071	163,137

Non-current assets
Financial assets at fair value through profit or loss
Equity securities	~~W~~	22,138	3,967
Convertible securities		—	1,838
Derivatives (*1)		69,575	32,941

Subtotal	~~W~~	91,713	38,746

Fair value hedging derivatives
Derivatives (*2)	~~W~~	19,982	—
Financial assets at amortized cost
Deposits	~~W~~	783	8,538
Long-term loans		11,045	33,509

Subtotal	~~W~~	11,828	42,047

Total	~~W~~	123,523	80,793

(*1)

The derivatives, which are not designated as hedging instruments, arise from cross currency interest rate swap contracts and others for the purpose of managing currency and interest rate risks associated with foreign currency denominated borrowings and bonds.

(*2)	The derivatives, which are designated as hedging instruments, arise from forward exchange contracts for the purpose of managing currency risk associated with advances received in foreign currency.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

7.	Inventories

Details of inventories as of December 31, 2024 and 2023 are as follows:

1)	December 31, 2024

(In millions of won)
	Cost		Valuation allowance	Carrying amount
Finished goods	~~W~~	377,955	(29,308)	348,647
Work-in-process		1,003,741	(79,673)	924,068
Raw materials		435,557	(16,441)	419,116
Supplies		111,539	(16,692)	94,847

Total	~~W~~	1,928,792	(142,114)	1,786,678

2)	December 31, 2023

(In millions of won)
	Cost		Valuation allowance	Carrying amount
Finished goods	~~W~~	321,638	(42,155)	279,483
Work-in-process		1,071,205	(66,180)	1,005,025
Raw materials		435,412	(27,334)	408,078
Supplies		106,548	(18,175)	88,373

Total	~~W~~	1,934,803	(153,844)	1,780,959

For the years ended December 31, 2024 and 2023, the amount of inventories recognized as cost of sales and loss reversal on valuation of inventories are as follows:

(In millions of won)
	2024		2023
Cost of sales	~~W~~	24,476,213	21,446,905
Inventories recognized as expense		24,487,943	21,482,257
Reversal of loss on valuation of inventories		(11,730)	(35,352)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

8.	Investments

(a)	Details of investments in subsidiaries as of December 31, 2024 and 2023, are as follows:

(In millions of won)
Subsidiaries	Location	Business	December 31, 2024			December 31, 2023
			Percentage of ownership	Carrying Amount		Percentage of ownership	Carrying Amount
LG Display America, Inc.	San Jose, U.S.A.	Sales of display products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Eschborn, Germany	Sales of display products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sales of display products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sales of display products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Production of display products	100%		593,726	100%		593,726
LG Display Shanghai Co., Ltd.	Shanghai, China	Sales of display products	100%		9,093	100%		9,093
LG Display Guangzhou Co., Ltd.(*1)	Guangzhou, China	Production of display products	100%		—	100%		293,557
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sales of display products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sales of display products	100%		1,250	100%		1,250
L&T Display Technology (Fujian) Limited	Fujian, China	Production and sales of LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Production of display products	100%		169,195	100%		169,195
Nanumnuri Co., Ltd.	Gumi, South Korea	Business facility maintenance	100%		800	100%		800
LG Display (China) Co., Ltd.(*1)	Guangzhou, China	Production and sales of display products	51%		—	51%		723,086
Unified Innovative Technology, LLC	Wilmington, U.S.A.	Intellectual property management	100%		9,489	100%		9,489
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	Sales of display products	100%		218	100%		218
Global OLED Technology, LLC	Sterling, U.S.A	OLED intellectual property management	100%		164,322	100%		164,322
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	Production and sales of display products	100%		672,658	100%		672,658
Suzhou Lehui Display Co., Ltd.	Suzhou, China	Production and sales of LCD module and LCD monitor sets	100%		121,640	100%		121,640
LG DISPLAY FUND I LLC(*2)	Wilmington, U.S.A	Investment in venture business and technologies	100%		97,936	100%		91,105
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	Production and sales of display products	69%		1,794,547	69%		1,794,547
Money Market Trust(*3)	Seoul, Korea	Money market trust	100%		140,600	100%		92,900

				~~W~~	3,896,168		~~W~~	4,858,280

(*1)	For the year ended December 31, 2024, the Company reclassified as assets held for sale as a result of the ownership sale and purchase agreement.

(*2)

For the year ended December 31, 2024, the Company contributed ~~W~~6,831 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Company’s percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

8.	Investments, Continued

(*3)

For the year ended December 31, 2024, the Company increased by ~~W4~~7,700 million as a result of acquisition and disposal of Money Market Trust. There was no change in the Company’s percentage of ownership in Money Market Trust with this regard.

(b)	Details of investments in associates as of December 31, 2024 and 2023, are as follows:

(In millions of won)
Associates	Location	Business	December 31, 2024			December 31, 2023
			Percentage of ownership	Carrying Amount		Percentage of ownership	Carrying Amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	Production of glass for display	40%	~~W~~	39,608	40%	~~W~~	45,089
WooRee E&L Co., Ltd.(*1)	Ansan, South Korea	Production of LED back light unit packages	—		—	13%		7,106
YAS Co., Ltd.(*1)	Paju, South Korea	Development and production of deposition equipment for OLEDs	—		—	16%		10,000
AVATEC Co., Ltd.(*1)	Daegu, South Korea	Processing and sales glass for display	—		—	14%		8,000
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	Development and production tablet for kids	10%		—	10%		—
Cynora GmbH	Bruchsal Germany	Development of organic light emitting materials for displays and lighting devices	10%		—	10%		—
Material Science Co., Ltd.(*2)	Seoul, South Korea	Development, production, and sales of materials for display	14%		3,698	16%		3,588

				~~W~~	43,306		~~W~~	73,783

(*1)	For the year ended December 31, 2024, due to loss significant influence, we reclassified the investments in associates as financial assets at fair value through profit or loss.

(*2)	For the year ended December 31, 2024, due to the investee’s disposal of treasury shares and issuance of new shares, the Company’s percentage of ownership decreased from 16% to 14%.

Although the Company’s respective share interests in Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, the Company is able to exercise significant influence through its right to appoint one or more directors to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

Dividends income recognized from subsidiaries and associates for the year ended December 31, 2024 amounted to ~~W~~227,418 million (dividend income recognized from associates for the year ended December 31, 2023: ~~W~~1,895,692 million).

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

9.	Property, Plant and Equipment

(a)	Changes in property, plant and equipment for the years ended December 31, 2024 and 2023 are as follows:

(i)	2024

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Right-of-use asset	Others (*2)	Total
Acquisition cost as of January 1, 2024	~~W~~	472,813	6,674,304	37,381,457	563,966	6,148,883	38,260	1,063,452	52,343,135
Accumulated depreciation as of January 1, 2024		—	(3,429,293)	(32,682,474)	(473,444)	—	(24,040)	(749,958)	(37,359,209)
Accumulated impairment loss as of January 1, 2024		—	(180,065)	(933,766)	(5,739)	(257,086)	(222)	(22,801)	(1,399,679)

Book value as of January 1, 2024	~~W~~	472,813	3,064,946	3,765,217	84,783	5,891,797	13,998	290,693	13,584,247
Additions		—	—	—	—	987,207	5,981	—	993,188
Depreciation(*3)		—	(274,828)	(1,754,093)	(47,949)	—	(13,760)	(246,840)	(2,337,470)
Disposals		(47,344)	(28,581)	(131,962)	(166)	—	—	(52,327)	(260,380)
Impairment loss(*4)		—	(28)	(54,481)	(1,275)	(4,575)	—	(5,052)	(65,411)
Others(*5)		873	531,979	3,084,160	28,186	(3,949,582)	—	303,546	(838)

Book value as of December 31, 2024	~~W~~	426,342	3,293,488	4,908,841	63,579	2,924,847	6,219	290,020	11,913,336

Acquisition cost as of December 31, 2024	~~W~~	426,342	7,171,402	39,810,253	570,406	3,177,621	40,423	1,194,446	52,390,893

Accumulated depreciation as of December 31, 2024	~~W~~	—	(3,698,897)	(33,913,454)	(500,935)	—	(34,048)	(883,419)	(39,030,753)

Accumulated impairment loss as of December 31, 2024	~~W~~	—	(179,017)	(987,958)	(5,892)	(252,774)	(156)	(21,007)	(1,446,804)

(*1)	As of December 31, 2024, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others mainly consist of tools and equipment.
(*3)	The Company has classified the depreciation as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses. It includes capitalized development costs.
(*4)	Impairment losses are recognized for the difference between the carrying amount and the recoverable amount of property, plant and equipment.
(*5)	Others mainly represent the reclassification of construction-in-progress to other property, plant and equipment.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

9.	Property, Plant and Equipment, Continued

(ii)	2023

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Right-of- use asset	Others (*2)	Total
Acquisition cost as of January 1, 2023	~~W~~	476,045	5,265,179	36,539,468	554,850	9,393,158	40,702	926,870	53,196,272
Accumulated depreciation as of January 1, 2023		—	(3,210,075)	(33,383,114)	(445,727)	—	(34,895)	(669,004)	(37,742,815)
Accumulated impairment loss as of January 1, 2023		—	(180,864)	(871,500)	(5,919)	(328,555)	(347)	(21,428)	(1,408,613)

Book value as of January 1, 2023	~~W~~	476,045	1,874,240	2,284,854	103,204	9,064,603	5,460	236,438	14,044,844
Additions		—	—	—	—	1,894,782	21,568	—	1,916,350
Depreciation(*3)		—	(225,364)	(1,300,227)	(44,680)	—	(13,030)	(219,406)	(1,802,707)
Disposals		(330)	(758)	(507,869)	(1,921)	—	—	(43,635)	(554,513)
Impairment loss(*4)		—	—	(2,022)	(6)	—	—	(6,493)	(8,521)
Others(*5)		(2,902)	1,416,828	3,290,481	28,186	(5,067,588)	—	323,789	(11,206)

Book value as of December 31, 2023	~~W~~	472,813	3,064,946	3,765,217	84,783	5,891,797	13,998	290,693	13,584,247

Acquisition cost as of December 31, 2023	~~W~~	472,813	6,674,304	37,381,457	563,966	6,148,883	38,260	1,063,452	52,343,135

Accumulated depreciation as of December 31, 2023	~~W~~	—	(3,429,293)	(32,682,474)	(473,444)	—	(24,040)	(749,958)	(37,359,209)

Accumulated impairment loss as of December 31, 2023	~~W~~	—	(180,065)	(933,766)	(5,739)	(257,086)	(222)	(22,801)	(1,399,679)

(*1)	As of December 31, 2023, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others mainly consist of tools and equipment.
(*3)	The Company has classified the depreciation as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses. It includes capitalized development costs.
(*4)	Impairment losses are recognized for the difference between the carrying amount and the recoverable amount of property, plant and equipment.
(*5)	Others mainly represent the reclassification of construction-in-progress to other property, plant and equipment

(b)	Capitalized borrowing costs and capitalization rate for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Capitalized borrowing costs	~~W~~	23,862	208,733
Capitalization rate		5.44%	4.96%

(c)

The Company provides a portion of property, plant and equipment as an operating lease. For the year ended December 31, 2024, rental income from property, plant and equipment is ~~W~~1,811 million (2023: ~~W~~1,886 million).

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

10.	Intangible Assets

(a)	Changes in intangible assets for the years ended December 31, 2024 and 2023 are as follows:

(i)	2024

(In millions of won)
		Intellectual property rights	Software	Member- ships	Development costs	Construction- in-progress	Technology	Goodwill	Total
Acquisition cost as of January 1, 2024	~~W~~	1,867,526	1,202,537	22,905	2,295,468	32,660	12,763	72,588	5,506,447
Accumulated amortization as of January 1, 2024		(1,029,320)	(1,008,433)	—	(1,509,575)	—	(11,574)	—	(3,558,902)
Accumulated impairment loss as of January 1, 2024		(47,909)	(12,596)	(1,541)	(144,432)	—	(43)	(57,995)	(264,516)

Book value as of January 1, 2024	~~W~~	790,297	181,508	21,364	641,461	32,660	1,146	14,593	1,683,029
Additions - internally generated		—	—	—	548,224	—	—	—	548,224
Additions - external purchases		49,818	—	—	—	87,226	—	—	137,044
Amortization (*1)		(156,574)	(101,135)	—	(546,377)	—	(164)	—	(804,250)
Disposals		—	(187)	(6,433)	—	—	—	—	(6,620)
Impairment loss (*2)		(1,931)	(4,517)	—	(66,028)	—	—	—	(72,476)
Others (*3)		—	105,230	—	—	(104,392)	—	—	838

Book value as of December 31, 2024	~~W~~	681,610	180,899	14,931	577,280	15,494	982	14,593	1,485,789

Acquisition cost as of December 31, 2024	~~W~~	1,915,242	1,285,773	14,931	2,357,041	15,494	12,763	72,588	5,673,832

Accumulated amortization as of December 31, 2024	~~W~~	(1,185,734)	(1,087,883)	—	(1,715,408)	—	(11,738)	—	(4,000,763)

Accumulated impairment loss as of December 31, 2024	~~W~~	(47,898)	(16,991)	—	(64,353)	—	(43)	(57,995)	(187,280)

(*1)	The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.
(*2)	The Company recognized an impairment loss amounting to ~~W~~66,028 million for development projects which are not likely to generate probable future economic benefits.
(*3)	Others mainly represent the reclassification of construction-in-progress to intangible assets.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

10.	Intangible Assets, Continued

(ii)	2023

(In millions of won)
	Intellectual property rights		Software	Member- ships	Development costs	Construction- in-progress	Technology	Goodwill	Total
Acquisition cost as of January 1, 2023	~~W~~	1,757,282	1,160,702	26,619	2,016,477	28,169	12,763	72,588	5,074,600
Accumulated amortization as of January 1, 2023		(878,767)	(975,411)	—	(1,358,446)	—	(11,411)	—	(3,224,035)
Accumulated impairment loss as of January 1, 2023		(48,598)	(14,235)	(1,701)	(92,812)	—	(43)	(57,995)	(215,384)

Book value as of January 1, 2023	~~W~~	829,917	171,056	24,918	565,219	28,169	1,309	14,593	1,635,181
Additions - internally generated		—	—	—	493,608	—	—	—	493,608
Additions - external purchases		118,343	—	—	—	98,585	—	—	216,928
Amortization (*1)		(156,128)	(85,528)	—	(363,162)	—	(163)	—	(604,981)
Disposals		(202)	(396)	(3,796)	—	—	—	—	(4,394)
Impairment loss (*2)		(1,633)	(425)	242	(52,775)	—	—	—	(54,591)
Others (*3)	~~W~~	—	96,801	—	(1,429)	(94,094)	—	—	1,278

Book value as of December 31, 2023	~~W~~	790,297	181,508	21,364	641,461	32,660	1,146	14,593	1,683,029

Acquisition cost as of December 31, 2023	~~W~~	1,867,526	1,202,537	22,905	2,295,468	32,660	12,763	72,588	5,506,447

Accumulated amortization as of December 31, 2023	~~W~~	(1,029,320)	(1,008,433)	—	(1,509,575)	—	(11,574)	—	(3,558,902)

Accumulated impairment loss as of December 31, 2023		(47,909)	(12,596)	(1,541)	(144,432)	—	(43)	(57,995)	(264,516)

(*1)	The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.
(*2)	The Company recognized an impairment loss amounting to ~~W~~52,775 million for development projects which are not likely to generate probable future economic benefits.
(*3)	Others mainly represent the reclassification of construction-in-progress to intangible assets.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

10.	Intangible Assets, Continued

(b)	The book value and remaining amortization period of development costs and intellectual property rights as of December 31, 2024 and 2023 are as follows:

Development costs

(i)	As of December 31, 2024

(In millions of won and in years)
Classification	Category	Book Value		Remaining amortization period (*)
Development completed	TV	~~W~~	49,705	0.8
	IT		49,615	0.7
	Mobile and others		255,128	2.7

	Subtotal	~~W~~	354,448

Development in process	TV	~~W~~	14,802	—
	IT		37,737	—
	Mobile and others		170,293	—

	Subtotal	~~W~~	222,832

	Total	~~W~~	577,280

(*)	Weighted average of the remaining useful life based on the book value at the end of the reporting period as each product has a different remaining amortization period.

(ii)	As of December 31, 2023

(In millions of won and in years)
Classification	Category	Book Value		Remaining amortization period (*)
Development completed	TV	~~W~~	43,956	0.8
	IT		63,049	0.6
	Mobile and others		190,487	3.0

	Subtotal	~~W~~	297,492

Development in process	TV	~~W~~	46,368	—
	IT		175,023	—
	Mobile and others		122,578	—

	Subtotal	~~W~~	343,969

	Total	~~W~~	641,461

(*)	Weighted average of the remaining useful life based on the book value at the end of the reporting period as each product has a different remaining amortization period.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

10.	Intangible Assets, Continued

Intellectual property rights

(i)	As of December 31, 2024

(In millions of won and in years)
Classification	Category		Book Value		Remaining amortization period (*1)
Patent	Direct additions		~~W~~	237,305	7.0
	Licenses agreement	(*2)		441,454	5.2

	Subtotal		~~W~~	678,759

Other				2,851	3.7

	Total		~~W~~	681,610

(*1)	Weighted average of the remaining useful life based on the book value at the end of the reporting period as each patent has a different remaining amortization period.
(*2)	The Company’s rights under contracts with the patent company.

(ii)	As of December 31, 2023

(In millions of won and in years)
Classification	Category		Book Value		Remaining amortization period (*1)
Patent	Direct additions		~~W~~	214,143	7.1
	Licenses agreement	(*2)		573,810	5.7

	Subtotal		~~W~~	787,953

Other				2,344	3.6

	Total		~~W~~	790,297

(*1)	Weighted average of the remaining useful life based on the book value at the end of the reporting period as each patent has a different remaining amortization period.
(*2)	The Company’s rights under contracts with the patent company.

(c)	The total amount of research and development expenditure recognized as an expense for the year ended December 31, 2024 is ~~W~~1,427,125 million (2023: ~~W~~1,367,382 million).

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

10.	Intangible Assets, Continued

(d)	Details of impairment assessment on CGU

As of December 31, 2024, the Company’s cash-generating units consist of Display CGU, Display (Large OLED) CGU and Display (AD PO) CGU. As of December 31, 2024, the Company performed impairment assessment for Display CGU. All the goodwill balance as of December 31, 2024 is allocated to the Display CGU.

The recoverable amount of CGU is determined based on its value in use. Value in use is calculated using the estimated cash flow based on 5-year business plan approved by management. The estimated revenue and operating expenditures of the Company’s products used in the forecast was determined considering external sources and the Company’s historical experience. Management estimated the future cash flows based on its past performance and forecasts on market growth. The key assumptions used in the estimation of value in use for Display CGU include revenue and operating expenditures for the forecast period, and discount rate. Terminal growth rate and the discount rate used in the estimation of value in use are as follows.

Classification	Pre-tax discount rate(*)	Post-tax discount rate(*)	Terminal growth rate
Display CGU	9.3%	7.6%	1.0%
Display CGU (Large OLED)	9.5%	7.6%	1.0%
Display CGU (AP PO)	9.9%	7.6%	0.0%

(*)

The discount rate was calculated using the weighted average cost of equity capital and debt and the beta of equity capital was calculated as the average of seven global listed companies in the same industry and the Company. Cost of debt was calculated using the yield rate of non-guaranteed corporate bond considering the Company’s credit rating and debt ratio was determined using the average of the debt ratios of the seven global listed companies in the same industry and the Company. The Company calculates the value in use of the CGU using post-tax cash flows and a post-tax discount rate, and the result is not significantly different from the value in use calculated using pre-tax cash flows and pre-tax discount rate.

As a result of impairment assessment for Display CGU, Display (Large OLED) CGU, and Display (ADPO) CGU, the recoverable amount exceeded its carrying amount. The value in use determined for this CGU is sensitive to the discount rate used in the discounted cash flow model.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

11.	Investment Property

(a)	Changes in investment properties for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)	2024		2023
Beginning balance	~~W~~	32,995	28,269
Transfer from property, plant, and equipment		—	9,928
Depreciation		(5,084)	(4,962)
Others		—	(240)

Ending balance	~~W~~	27,911	32,995

(b)	For the year ended December 31, 2024, rental income from investment property is ~~W~~8,891 million (2023: ~~W~~5,478 million) and rental cost is ~~W~~5,468 million (2023: ~~W~~5,429 million).

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

12.	Financial Liabilities

(a)	Details of financial liabilities as of December 31, 2024 and 2023 are as follows:

(In millions of won)	December 31, 2024		December 31, 2023
Current
Short-term borrowings	~~W~~	2,454,295	1,428,213
Current portion of long-term borrowings		2,787,100	2,000,930
Current portion of bonds		611,882	369,716
Current portion of payment guarantee liabilities		6,092	6,780
Derivatives (*1)		3,762	26,193
Fair value hedging derivatives (*2)		—	7,392
Lease liabilities		3,539	11,598

Total	~~W~~	5,866,670	3,850,822

Non-current
Long-term borrowings	~~W~~	3,762,972	4,784,819
Bonds		525,957	1,118,427
Payment guarantee liabilities		9,678	13,833
Derivatives (*1)		7,006	37,333
Fair value hedging derivatives (*2)		—	28,660
Lease liabilities		2,995	2,802

Total	~~W~~	4,308,608	5,985,874

(*1)

The derivatives, which are not designated as hedging instruments, arise from cross currency interest rate swap contracts and others for the purpose of managing currency and interest rate risks associated with foreign currency denominated borrowings and bonds.

(*2)	The derivatives, which are designated as hedging instruments, arise from forward exchange contracts for the purpose of managing currency risk associated with advances received in foreign currency.

(b)	Details of short-term borrowings as of December 31, 2024 and 2023 are as follows:

(In millions of won)
Lender	Description	Annual interest rate as of December 31, 2024 (%)	December 31, 2024		December 31, 2023
LG Display Singapore Pte. Ltd.	Working Capital	4.31	~~W~~	2,160,900	—
Standard Chartered Bank Korea Limited and others	Working Capital and others	3.50~6.41		293,395	1,428,213

Total			~~W~~	2,454,295	1,428,213

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

12.	Financial Liabilities, Continued

(c)	Details of Korean won denominated long-term borrowings as of December 31, 2024 and 2023 are as follows:

(In millions of won)
Lender	Description	Latest maturity date	Annual interest rate as of December 31, 2024 (%)	December 31, 2024		December 31, 2023
LG Electronics Inc.	Operating capital	March 2026	6.06	~~W~~	1,000,000	1,000,000
Korea Development Bank and others	Facility capital and others	March 2025 ~ March 2030	2.41~5.74		3,668,538	3,490,967
Less: current portion of long-term borrowings					(1,861,000)	(776,000)

Total				~~W~~	2,807,538	3,714,967

(d)	Details of foreign currency denominated long-term borrowings as of December 31, 2024 and 2023 are as follows:

(In millions of won and USD)
Lender	Description	Latest maturity date	Annual interest rate as of December 31, 2024 (%)	December 31, 2024		December 31, 2023
KEB Hana Bank and others	Facility capital and others	January 2025 ~ March 2029	5.76~7.06	~~W~~	1,881,534	2,294,782
Foreign currency equivalent of foreign currency borrowings					USD 1,280	USD 1,780
Less: current portion of long-term borrowings					(926,100)	(1,224,930)

Total				~~W~~	955,434	1,069,852

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

12.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of December 31, 2024 and 2023 are as follows:

(In millions of won and USD)
	Maturity	Annual interest rate as of December 31, 2024 (%)	December 31, 2024		December 31, 2023
Korean won denominated bonds at amortized cost (*1)
Publicly issued bonds	February 2025 ~ February 2027	2.79~3.66	~~W~~	655,000	1,025,000
Privately issued bonds	January 2025 ~ January 2026	7.20~7.25		337,000	337,000
Less: discount on bonds				(705)	(2,120)
Less: current portion				(611,882)	(369,716)

Subtotal			~~W~~	379,413	990,164

Foreign currency denominated bonds at amortized cost (*2)
Privately issued bonds	April 2026	6.52	~~W~~	147,000	128,940
Foreign currency equivalent of foreign currency denominated bonds				USD 100	USD 100
Less: discount on bonds				(456)	(677)
Less: foreign currency equivalent of discount on bonds of foreign currency denominated bonds				USD (0)	USD (1)

Subtotal			~~W~~	146,544	128,263

Total			~~W~~	525,957	1,118,427

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

13.	Post-employment Benefits

i)	Defined benefit plans

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

The defined benefit plans expose the Company to actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others.

(a)	Details of net defined benefit liabilities (defined benefit assets) recognized as of December 31, 2024 and 2023 are as follows:

(In millions of won)	December 31, 2024		December 31, 2023
Present value of defined benefit obligations	~~W~~	1,436,251	1,482,976
Fair value of plan assets		(1,596,815)	(1,890,188)

	~~W~~	(160,564)	(407,212)

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)	2024		2023
Defined benefit obligations at January 1	~~W~~	1,482,976	1,595,629
Current service cost		146,859	171,479
Interest cost		67,426	83,793
Remeasurements (before tax)		142,422	(65,505)
Benefit payments		(397,457)	(285,869)
Net transfers from (to) related parties		(5,975)	(16,551)

Defined benefit obligations at December 31	~~W~~	1,436,251	1,482,976

Weighted average remaining maturity of defined benefit obligations as of December 31, 2024 is 9.98 years (December 31, 2023 : 12.20 years).

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

13.	Post-Employment Benefits, Continued

(c)	Changes in fair value of plan assets for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Fair value of plan assets at January 1	~~W~~	1,890,188	2,043,150
Interest income		86,280	107,735
Remeasurements (before tax)		(11,781)	(870)
Contributions by employer directly to plan assets		—	—
Benefit payments		(367,872)	(259,609)
Net transfers from (to) related parties		—	(218)

Fair value of plan assets at December 31	~~W~~	1,596,815	1,890,188

The Company is considering the amount of recent contributions and the size of plan assets when estimating the contributions expected to be paid in the fiscal year commencing after the end of the reporting period.

(d)	Details of plan assets as of December 31, 2024 and 2023 are as follows:

(In millions of won)	December 31, 2024		December 31, 2023
Time deposits in banks	~~W~~	1,596,815	1,890,188

As of December 31, 2024, the Company maintains the plan assets primarily with Shinhan Bank, KEB Hana Bank and others.

(e)	Details of expenses related to defined benefit plans recognized in profit or loss for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)	2024		2023
Current service cost	~~W~~	146,859	171,479
Net interest cost		(18,854)	(23,942)

Total (*)	~~W~~	128,005	147,537

(*)	The total cost related to the defined benefit plans includes capitalized amounts of ~~W~~9,885 million (2023: ~~W~~15,085 million).

Details of expenses are recognized in the statements of comprehensive income (loss) as follows:

(In millions of won)	2024		2023
Cost of sales	~~W~~	89,052	99,141
Selling expenses		5,836	6,738
Administrative expenses		12,627	14,865
Research and development expenses		10,605	11,708

Total (*)	~~W~~	118,120	132,452

(*)	The total cost recognized in the comprehensive income statement related to the defined benefit plans excludes capitalized amounts of ~~W~~9,885 million (2023: ~~W~~15,085 million).

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

13.	Post-Employment Benefits, Continued

(f) Details of remeasurements of net defined benefit liabilities (assets) included in other comprehensive income (loss) for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)	2024		2023
Balance at January 1	~~W~~	47,011	(2,806)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		(21,525)	66,461
Demographic assumptions		7,487	(85)
Financial assumptions		(128,384)	(871)
Return on plan assets		(11,781)	(870)

Subtotal	~~W~~	(154,203)	64,635

Income tax	~~W~~	22,368	(14,818)

Balance at December 31	~~W~~	(84,824)	47,011

(g)	Details of principal actuarial assumptions as of December 31, 2024 and 2023 (expressed as weighted averages) are as follows:

	December 31, 2024	December 31, 2023
Expected rate of salary increase	4.0%	4.0%
Discount rate for defined benefit obligations	3.9%	4.6%

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the following amounts as of December 31, 2024:

(In millions of won)	Defined benefit obligations
	1% increase		1% decrease
Discount rate for defined benefit obligations	~~W~~	(127,037)	146,746
Expected rate of salary increase		151,241	(132,836)

ii)	Defined contribution plans

The amount recognized as an expense in relation to the defined contribution plan in 2024 is ~~W~~19,057 million (2023: ~~W~~8,534 million).

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

14.	Provisions

Changes in provisions for the years ended December 31, 2024 and 2023 are as follows:

(i)	2024

(In millions of won)
	Litigation		Warranties (*)	Others	Total
Beginning balance	~~W~~	1,806	171,953	5,880	179,639
Additions		5,673	83,020	117	88,810
Usage		—	(103,579)	—	(103,579)

Ending balance	~~W~~	7,479	151,394	5,997	164,870

Current	~~W~~	7,479	90,486	5,997	103,962
Non-current	~~W~~	—	60,908	—	60,908

(*)

The Company provides warranty on defective products for warranty periods after sales. The provision is calculated based on the assumption of expected number of warranty claims and costs per claim considering historical experience.

(ii)	2023

(In millions of won)
	Litigation		Warranties (*)	Others	Total
Beginning balance	~~W~~	1,680	248,137	8,432	258,249
Additions (reversal)		126	49,787	(2,552)	47,361
Usage		—	(125,971)	—	(125,971)

Ending balance	~~W~~	1,806	171,953	5,880	179,639

Current	~~W~~	1,806	108,148	5,880	115,834
Non-current	~~W~~	—	63,805	—	63,805

(*)

The Company provides warranty on defective products for warranty periods after sales. The provision is calculated based on the assumption of expected number of warranty claims and costs per claim considering historical experience.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

15.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

The Company and other LCD panel manufacturers have been sued by individual claimants on allegations of violating EU competition laws. While the Company continues its vigorous defense of this pending proceeding. As of December 31, 2024, the Company cannot predict the final outcomes of the lawsuits that have been filed.

Others

The Company is involved in various lawsuits and disputes in addition to the pending proceeding described above. The Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Company has discount agreements with Korea Development Bank and other banks for accounts receivable related to export sales transactions with its subsidiary, up to USD 1,000 million (~~W~~1,470,000 million). As of December 31, 2024, there is no amount of the discounted accounts receivable that have not yet matured in connection with these agreements. In relation to the above agreements, the financial institutions have the recourse for accounts receivable that are past due.

The Company has assignment agreements with MUFG Bank and other banks for accounts receivable related to domestic and export sales transactions, up to ~~W~~551,250 million. As of December 31, 2024, the amount of the accounts receivable assigned that have not matured in connection with these agreements is ~~W~~6,767 million. In relation to the above agreements, the financial institutions do not have the right of recourse for accounts receivable that are past due.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

15.	Contingent Liabilities and Commitments, Continued

Loan commitment

As of December 31, 2024, the Company has entered into agreements with Hana Bank and other banks for credit lines and opening of letter of credits up to a limit of ~~W~~2,645,500 million and with LG Display Singapore Pte. Ltd. for borrowing up to ~~W~~2,352,000 million.

Payment guarantees

The Company provides payment guarantee to LG Display Vietnam Haiphong Co., Ltd. for the loan principal of USD 1,261 million (~~W~~1,853,833 million).

In addition, the Company received payment guarantees of USD 900 million (~~W~~1,323,000 million) from KB Kookmin Bank and other banks for advances received related to the long-term supply agreements.

The Company has received a payment guarantee of ~~W~~2,021 million from Seoul Guarantee Insurance Co., Ltd. in relation to performance guarantees and others.

Patent and License agreements

As of December 31, 2024, the Company has patent license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent license agreements with Universal Display Corporation and others in relation to its OLED business. Also, as of December 31, 2024, the Company has a trademark license agreement with LG Corp. and license agreements with other companies for patents, trademarks and other intellectual property rights.

Long-term supply agreement

As of December 31, 2024, in connection with long-term supply agreements with customers, the Company recognized advances received amounting to USD 750 million (~~W~~1,102,500 million). The advances received will be used to offset against accounts receivable arising from future product sales after a certain period of time from the date of receipt. In relation to this, the Company received payment guarantees of USD 900 million (~~W~~1,323,000 million) from KB Kookmin Bank and other banks (see note 15(b) payment guarantees).

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

15.	Contingent Liabilities and Commitments, Continued

Collateral

Details of the collateral provided by the Company are as follows:

(In millions of won)
Collateral	Carrying amount		Maximum bond amount	Secured creditor	Collateral borrowings amount
Property plant and equipment and others	~~W~~	437,583	1,200,000	LG Electronics Inc.	1,000,000
Property plant and equipment and others		67,974	326,400	Korea Development Bank and others	136,000
Property plant and equipment and others (*)		237,283	780,000	Korea Development Bank and others	650,000

(*)

The carrying amount of collateral amounting to ~~W~~237,283 million includes the collateral asset of ~~W~~67,974 million for collateralized borrowings of ~~W~~136,000 million from Korea Development Bank and other banks.

Commitments for asset acquisition

The amount committed to acquire property, plant, equipment and intangible assets not recognized on the financial statements as of December 31, 2024 is ~~W~~347,344 million.

16.	Share Capital and Share Premium

The total number of shares to be issued by the Company is 500,000,000 shares, the number of shares issued is 500,000,000 shares (December 31, 2023: 357,815,700 shares), and the par value per share is ~~W~~5,000.

The Company conducted a paid-in capital increase as below based on the resolution of the board of directors on December 18, 2023, and the newly issued shares were listed on the Korea Exchange (KRX) on March 26, 2024.

With the new shares of common stock, the share capital increased by ~~W~~710,921 million to ~~W~~2,500,000 million.

Classification	Description
Purpose	Funding for capital and operating expenditures and repayment of debts
Type of shares issued	Common stock
Number of shares issued	142,184,300 shares
The amount per shares	~~W~~9,090

The capital surplus consists of share premium and due to the capital increase during 2024, the share premium increased by ~~W~~569,893 million to ~~W~~2,821,006 million.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

17.	Retained earnings (Accumulated deficit)

(a)	Retained earnings (accumulated deficit) as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Legal reserve	~~W~~	235,416	235,416
Other reserve		68,251	68,251
Defined benefit plan actuarial income (loss)		(84,824)	47,011
Unappropriated retained earnings (accumulated deficit)		(1,744,051)	1,290,685

Total	~~W~~	(1,525,208)	1,641,363

(b)	For the years ended December 31, 2024 and 2023, details of the Company’s appropriations of retained earnings (accumulated deficit) are as follows:

(In millions of won, except for cash dividend per common stock)
	2024		2023
Retained earnings (accumulated deficit) before appropriations
Unappropriated retained earnings (accumulated deficit) carried over from prior year	~~W~~	1,290,685	3,009,386
Loss for the year		(3,034,736)	(1,718,701)

		(1,744,051)	1,290,685
Unappropriated retained earnings (accumulated deficit) carried forward to the following year	~~W~~	(1,744,051)	1,290,685

Expected date of appropriation for the year ended December 31, 2024 is March 20, 2025 and the date of appropriation for the year ended December 31, 2023 is March 22, 2024.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

18.	Revenue

Details of revenue for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Sales of goods	~~W~~	25,083,924	19,761,198
Royalties(*)		59,327	13,337
Others(*)		35,437	36,480

Total	~~W~~	25,178,688	19,811,015

(*)	It includes license revenue and rental income recognized over the period.

For the year ended December 31, 20214, the revenue recognized by satisfying performance obligation for the amount received from the customer in prior reporting periods is ~~W~~587,742 million.

19.	The Nature of Expenses

The classification of expenses by nature for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Changes in inventories	~~W~~	(5,719)	143,635
Purchases of raw materials and others		9,987,490	8,908,275
Depreciation and amortization		3,087,047	2,328,219
Outsourcing		8,094,665	6,797,775
Labor		2,726,704	2,508,950
Supplies and others		686,731	689,363
Utility		1,068,096	885,278
Fees and commissions		388,732	399,085
Shipping		61,313	62,481
Advertising		66,988	76,353
Warranty		83,020	49,787
Travel		45,214	57,654
Taxes and dues		74,068	66,698
Others		614,965	721,583

Total(*)	~~W~~	26,979,314	23,695,136

(*)	Total expenses consist of cost of sales, selling, administrative, research and development expenses.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

20.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Salaries	~~W~~	434,233	247,797
Expenses related to defined benefit plans		20,969	22,834
Other employee benefits		48,707	51,689
Shipping		22,453	20,569
Fees and commissions		162,434	160,979
Depreciation and amortization		148,712	152,460
Taxes and dues		4,529	5,973
Advertising		66,988	76,353
Warranty		83,020	49,787
Insurance		9,424	9,451
Travel		8,160	12,910
Training		7,612	8,416
Others		58,734	61,631

Total	~~W~~	1,075,975	880,849

21.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Foreign currency gain	~~W~~	1,607,940	941,200
Gain on disposal of property, plant and equipment		51,093	33,842
Gain on disposal of intangible assets		25	1,989
Reversal of impairment loss on property, plant and equipment		4,314	—
Rental income		1,811	1,886
Others		37,323	16,874

Total	~~W~~	1,702,506	995,791

(b)	Details of other non-operating expenses for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Foreign currency loss	~~W~~	2,200,195	1,104,656
Loss on disposal of property, plant and equipment		75,672	102,297
Impairment loss on property, plant and equipment		69,725	8,521
Impairment loss on intangible assets		72,490	54,833
Others		21,907	7,724

Total	~~W~~	2,439,989	1,278,031

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

22.	Finance Income and Finance Costs

Details of finance income and costs recognized in profit or loss for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Finance income
Interest income	~~W~~	20,440	14,922
Dividend income		227,418	1,895,692
Foreign currency gain		30,205	73,362
Gain on transaction of derivatives		274,173	178,610
Gain on valuation of derivatives		145,078	239,973
Gain on valuation of financial assets at fair value through profit or loss		—	1,626
Others	~~W~~	7,456	7,412

Total		704,770	2,411,597

Finance costs
Interest expense	~~W~~	665,051	434,455
Foreign currency loss		565,829	103,343
Loss on valuation of financial assets at fair value through profit or loss		6,567	8,102
Loss on valuation of derivatives		5,771	316,467
Others		10,935	14,983

Total	~~W~~	1,254,153	877,350

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

23.	Income Tax Benefit (Expense)

(a)	Details of income tax benefit (expense) for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Current tax benefit (expense)
Current year	~~W~~	(12,368)	(101,387)
Adjustment for prior years		5	26,041

Subtotal	~~W~~	(12,363)	(75,346)

Deferred tax benefit
Changes in temporary differences	~~W~~	65,118	988,759

Income tax benefit	~~W~~	52,755	913,413

(b)	Details of income tax benefit (expense) recognized in equity for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)	2024				2023
	Before tax		Income tax effect	Net of tax	Before tax	Income tax effect	Net of tax
Remeasurements of net defined benefit liabilities (assets)	~~W~~	(154,203)	22,368	(131,835)	64,635	(14,818)	49,817

Total	~~W~~	(154,203)	22,368	(131,835)	64,635	(14,818)	49,817

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

23.	Income Tax Benefit (Expense), Continued

(c)	Reconciliation of the effective tax rate for the years ended December 31, 2024 and 2023 is as follows:

(In millions of won)
	2024		2023
Loss for the year	~~W~~	(3,034,736)	(1,718,701)
Income tax benefit		52,755	913,413

Loss before income tax		(3,087,491)	(2,632,114)

Income tax benefit using the Company’s statutory tax rate		707,653	603,281
Income not subject to tax		61,846	409,409
Change in unrecognized deferred tax assets (*1)		(703,714)	42,183
Adjustment for prior years		18,474	(31,218)
Effect on change in tax rate		(30,151)	(10,504)
Others		(1,353)	(99,738)

Total	~~W~~	52,755	913,413

Effective tax rate		(*2)	(*2)

(*1)	The effect of changes in deferred tax assets related to tax loss carryforwards and tax credit carryforwards that are not realizable based on the estimates of future taxable profit.
(*2)	Actual effective tax rate is not calculated due to loss before income tax for the years ended December 31, 2024 and 2023.

(d)	Global Minimum Tax

Under Pillar Two legislation, the Company is liable to pay a top-up tax for the difference between the GloBE effective tax rate per jurisdiction and the 15% minimum rate. The Company has assessed its impact of the Pillar Two legislation on its financial statements. As a result of the assessment, the Company has no current tax expenses related to Pillar Two legislation for the year ended December 31, 2024.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

24.	Deferred Tax Assets and Liabilities

(a)	Details of the recovery and settlement timings for deferred tax assets and liabilities as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Deferred tax assets
Deferred tax asset to be recovered after more than 12 months	~~W~~	3,511,525	3,590,688
Deferred tax asset to be recovered within 12 months		336,541	259,864

Total deferred tax assets		3,848,066	3,850,552

Deferred tax liabilities
Deferred tax liability to be settled after more than 12 months	~~W~~	300,766	385,432
Deferred tax liability to be settled within 12 months		72,310	77,616

Total deferred tax liabilities		373,076	463,048

Deferred tax assets after offsetting	~~W~~	3,474,990	3,387,504

(b)	Changes in deferred tax assets and liabilities for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)	January 1, 2023		Profit or loss for 2023	Other comprehensive loss for 2023	December 31, 2023	Profit or loss for 2024	Other comprehensive income for 2024	December 31, 2024
Other accounts receivable	~~W~~	(2,009)	1,948	—	(61)	(4,406)	—	(4,467)
Inventories		35,562	(6,955)	—	28,607	3,416	—	32,023
Defined benefit assets		(95,850)	20,915	(14,818)	(89,753)	53,348	22,368	(14,037)
Accrued expenses		106,398	(12,887)	—	93,511	8,377	—	101,888
Property, plant and equipment and intangible assets		442,528	(42,216)	—	400,332	(22,941)	—	377,391
Provisions		57,210	(17,624)	—	39,586	(4,666)	—	34,920
Subsidiaries and associates		6,541	71,653	—	78,194	2,339	—	80,533
Other temporary differences		(8,668)	20,201	—	11,533	1,708	—	13,241
Tax loss carryforwards		1,700,860	976,480	—	2,677,340	31,507	—	2,708,847
Tax credit carryforwards		170,971	(22,756)	—	148,215	(3,564)	—	144,651

Deferred tax assets (liabilities)	~~W~~	2,413,563	988,759	(14,818)	3,387,504	65,118	22,368	3,474,990

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

24.	Deferred Tax Assets and Liabilities, Continued

(c) Details of deductible (taxable) temporary difference, tax credit carryforwards and tax credit carryforwards unrecognized as deferred tax assets (liabilities) as of December 31, 2024, are as follows:

(In millions of won)
	Amount	Reason
Investments with its subsidiary	(249,712)	Unlikely to reverse (dispose of) in the foreseeable future
Tax credit carryforwards (*1)	949,968	Uncertainty of future taxable profit
Tax loss carryforwards (*2)	2,946,346	Uncertainty of future taxable profit

(*1)	Unrecognized tax credit carryforwards due to the low probability of realization in the future as of December 31, 2024, will be expired from 2025.
(*2)	Unrecognized tax loss carryforwards due to the low probability of realization in the future as of December 31, 2024, will be expired from 2029.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

25.	Loss per Share

(a)	Basic loss per share for the years ended December 31, 2024 and 2023 are as follows:

(In won and No. of shares)	2024		2023
Loss for the year	~~W~~	(3,034,736,546,955)	(1,718,701,175,934)
Weighted-average number of common stocks outstanding		471,252,355	380,884,673

Basic loss per share	~~W~~	(6,440)	(4,512)

Due to paid-in capital increase for the year ended December 31, 2024, the number of outstanding shares has increased. The weighted-average number of common shares outstanding for previous period has been adjusted considering a bonus element in a rights issue to existing shareholders for the year ended December 31, 2024.

(b)	Diluted loss per share is not different from basic loss per share as there are no dilution effects of potential common stocks.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

26.	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risk. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, which will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, JPY, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW and USD.

The Company adopts policies to ensure that its net exposure is kept to a manageable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In respect of monetary assets and liabilities denominated in foreign currencies, the Company manages currency risk through continuously managing the position of foreign currencies, measuring the currency risk and, if necessary, using derivatives such as currency forwards, currency swap and others.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

26.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Company’s exposure to foreign currency risk for major foreign currencies based on notional amounts as of December 31, 2024 and 2023 is as follows:

(In millions)	Net exposure
	December 31, 2024	December 31, 2023
USD	(4,754)	(3,898)
JPY	(13,282)	(16,840)

Net exposure is the difference between foreign currency assets and liabilities and it includes derivatives assets and liabilities from cross currency interest rate swap contracts and forward exchange contracts.

Cross currency interest rate swap contracts, USD 500 million (2023: USD 500 million) and CNY 726 million (2023: CNY 345 million) were entered into to manage currency risk with respect to foreign currency denominated borrowings and USD 980 million (2023: USD 1,430 million) were entered into to manage currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

Forward exchange contracts, USD 750 million (2023: USD 1,200 million) were entered into to manage currency risk with respect to advances received in foreign currency.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

26.	Financial Risk Management, Continued

Average exchange rates applied for the years ended December 31, 2024 and 2023 and the exchange rates as of December 31, 2024 and 2023 are as follows:

(In won)
	Average rate		Reporting date spot rate
	2024	2023	December 31, 2024	December 31, 2023
USD	1,363.09	1,306.12	1,470.00	1,289.40
JPY	9.01	9.32	9.36	9.13

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in a foreign currency as of December 31, 2024 and 2023, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	December 31, 2024			December 31, 2023
	Equity		Profit or loss	Equity		Profit or loss
USD (5 percent weakening)	~~W~~	(269,379)	(269,379)	~~W~~	(193,758)	(193,758)
JPY (5 percent weakening)		(4,794)	(4,794)		(5,925)	(5,925)

A stronger won against the above currencies as of December 31, 2024 and 2023 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

iii)	Fair value hedging derivatives

In relation to advances received that are dominated in foreign currency, the Company uses derivative instruments to hedge change of fair value due to foreign currency exchange rate changes.

Hedging instrument	Contractor	Contract amount (In millions)	Contract exchange rate	Maturity date	Change in value (In millions of won)	Ineffective portion of risk hedging (In millions of won)
Forward	Standard Chartered Bank Korea Limited and others	USD 750	1,289.11 ~ 1,310.08	2025.01 ~ 2026.01	155,149	19,699

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

26.	Financial Risk Management, Continued

(ii)	Interest rate risk

Interest rate risk arises principally from the Company’s variable interest-bearing bonds and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Company entered into cross currency interest rate swap contracts amounting to USD 980 million (~~W~~1,440,600 million) and interest rate swap contracts amounting to ~~W~~915,000 million in notional amount to manage interest rate risk with respect to variable interest bearing borrowings.

i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of December 31, 2024 and 2023 is as follows:

(In millions of won)	December 31, 2024		December 31, 2023
Fixed rate instruments
Financial assets	~~W~~	238,477	354,502
Financial liabilities		(4,076,162)	(6,156,590)

Total	~~W~~	(3,837,685)	(5,802,088)

Variable rate instruments
Financial liabilities	~~W~~	(6,066,044)	(3,545,515)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of December 31, 2024 and 2023, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following 12 month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
December 31, 2024
Variable rate instruments (*)	~~W~~	(46,763)	46,763	(46,763)	46,763
December 31, 2023
Variable rate instruments (*)	~~W~~	(27,329)	27,329	(27,329)	27,329

(*)	Included financial instruments for which interest rate swap contracts, not designated as hedging instruments, were entered into.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

26.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Company recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Financial assets at amortized cost
Cash equivalents	~~W~~	238,477	334,502
Deposits in banks		11	20,011
Trade accounts and notes receivable, net		4,964,594	3,077,901
Non-trade receivables		206,313	108,769
Accrued income		19,286	242
Deposits		8,964	8,538
Loans		37,143	59,884

Subtotal	~~W~~	5,474,788	3,609,847

Financial assets at fair value through profit or loss
Convertible securities	~~W~~	—	1,838
Derivatives		256,251	169,703

Subtotal	~~W~~	256,251	171,541

Financial assets effective for fair value hedging
Derivatives		119,098	—

Total	~~W~~	5,850,137	3,781,388

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

26.	Financial Risk Management, Continued

In addition to the financial assets above, as of December 31, 2024, the Company provides payment guarantees to LG Display Vietnam Haiphong, Co., Ltd. in connection with the principal amount of credit facilities amounting to USD 1,261 million (~~W~~1,853,833 million) (see note 15).

Trade accounts and notes receivable are insured in order for the Company to manage credit risk if they do not meet the Company’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Company and seeking insurance coverage, if necessary.

There are no significant concentrations of credit risk, whether through exposure to individual customers, specific industry sectors and/or regions.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Company’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. In addition, the Company maintains a line of credit with various banks.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

26.	Financial Risk Management, Continued

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2024 and 2023.

(i)	As of December 31, 2024

(In millions of won)			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	9,004,367	9,610,754	4,350,636	1,135,893	1,751,037	2,347,875	25,313
Bonds		1,137,839	1,185,892	631,539	11,638	416,573	126,142	—
Trade accounts and notes payable (*1)		12,011,544	12,011,544	11,740,183	271,361	—	—	—
Other accounts payable (*1)		1,438,724	1,441,594	1,112,327	329,267	—	—	—
Long-term other accounts payable		279,774	323,400	—	—	69,090	192,570	61,740
Payment guarantee (*2)		15,770	1,984,500	1,984,500	—	—	—	—
Security deposits received		160,710	189,210	—	808	6,837	181,565	—
Lease liabilities		6,534	6,968	1,944	1,831	1,797	1,233	163
Derivative financial liabilities
Derivatives	~~W~~	10,768	11,184	930	3,447	4,495	2,312	—
Cash outflow		—	75,016	21,402	20,467	22,342	10,805	—
Cash inflow		—	(63,832)	(20,472)	(17,020)	(17,847)	(8,493)	—

Total	~~W~~	24,066,030	26,765,046	19,822,059	1,754,245	2,249,829	2,851,697	87,216

(*1)

As of December 31, 2024, it includes ~~W~~1,187,450 million of payable to credit card companies for utility expenses and others paid using business credit card for purchases. The Company presented the payable to credit card companies as trade account notes payables and other accounts payable and disclosed related cash flows as operating and investing activities since the Company is using the business credit card for purchases through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no collateral is provided.

(*2)	Contractual cash flows of payment guarantee represents the maximum amount to the earliest period that the Company could be required to pay the guarantee amount.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

26.	Financial Risk Management, Continued

(ii)	As of December 31, 2023

(In millions of won)			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	8,213,962	8,868,714	2,482,724	1,313,880	3,351,277	1,720,833	—
Bonds		1,488,143	1,597,741	111,169	319,011	642,996	524,565	—
Trade accounts and notes payable		8,993,964	8,993,964	8,788,397	205,567	—	—	—
Other accounts payable (*1)		2,334,289	2,336,817	2,117,744	219,073	—	—	—
Long-term other accounts payable		343,845	398,451	—	—	114,783	175,358	108,310
Payment guarantee (*2)		20,613	2,182,973	2,182,973	—	—	—	—
Security deposits received		153,316	190,275	3,120	4,550	1,040	181,565	—
Lease liabilities		14,400	15,014	6,145	5,953	1,838	916	162
Derivative financial liabilities
Derivatives	~~W~~	63,526	45,705	18,781	3,988	12,474	10,462	—
Cash outflow		—	1,385,858	657,325	47,527	510,676	170,330	—
Cash inflow		—	(1,340,153)	(638,544)	(43,539)	(498,202)	(159,868)	—
Fair value hedging derivatives		36,052	36,052	1,514	5,878	20,282	8,378	—

Total	~~W~~	21,662,110	24,665,706	15,712,567	2,077,900	4,144,690	2,622,077	108,472

(*1)

As of December 31, 2023, it includes ~~W~~1,092,180 million of payable to credit card companies for utility expenses and others paid using business credit card for purchases. The Company presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating and investing activities since the Company is using the business credit card for purchases through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no collateral is provided.

(*2)	Contractual cash flows of payment guarantee represents the maximum amount to the earliest period that the Company could be required to pay the guarantee amount.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

26.	Financial Risk Management, Continued

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders. The Company is also responsible for complying with certain financial ratios as part of capital maintenance conditions imposed externally. To fulfill this responsibility, the Company regularly monitors these financial ratios and takes proactive measures when necessary.

(In millions of won)
	December 31, 2024		December 31, 2023
Total liabilities	~~W~~	26,003,253	24,050,857
Total equity		3,795,798	5,681,555
Cash and deposits in banks (*1)		238,477	354,502
Borrowings (including bonds)		10,142,206	9,702,105
Total liabilities to equity ratio		685%	423%
Net borrowings to equity ratio (*2)		261%	165%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity.

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

26.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statements of financial position as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024			December 31, 2023
	Carrying amounts		Fair values	Carrying amounts	Fair values
Financial assets at amortized cost
Cash and cash equivalents	~~W~~	238,477	(*1)	334,502	(*1)
Deposits in banks		11	(*1)	20,011	(*1)
Trade accounts and notes receivable		4,964,594	(*1)	3,077,901	(*1)
Non-trade receivables		206,313	(*1)	108,769	(*1)
Accrued income		19,286	(*1)	242	(*1)
Deposits		8,964	(*1)	8,538	(*1)
Loans		37,143	(*1)	59,884	(*1)
Financial assets at fair value through profit or loss
Equity securities	~~W~~	22,138	22,138	3,967	3,967
Convertible securities		—	—	1,838	1,838
Derivatives		256,251	256,251	169,703	169,703
Financial assets effective for fair value hedging
Derivatives	~~W~~	119,098	119,098	—	—
Financial liabilities at amortized cost
Borrowings	~~W~~	9,004,367	9,074,818	8,213,962	8,248,441
Bonds		1,137,839	1,142,725	1,488,143	1,479,725
Trade accounts and notes payable		12,011,544	(*1)	8,993,964	(*1)
Other accounts payable		1,718,498	(*1)	2,678,134	(*1)
Payment guarantee liabilities		15,770	(*1)	20,613	(*1)
Security deposits received		160,710	(*1)	153,316	(*1)
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	10,768	10,768	63,526	63,526
Financial liabilities effective for fair value hedging
Derivatives	~~W~~	—	—	36,052	36,052
Other financial liabilities
Lease liabilities	~~W~~	6,534	(*2)	14,400	(*2)

(*1)	Excluded from disclosures as the carrying amount approximates fair value.
(*2)	Excluded from the fair value disclosures in accordance with Korean IFRS 1107 ‘Financial Instruments: Disclosures’.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

26.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Valuation techniques and inputs for Assets and Liabilities measured by the fair value hierarchy

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2024 and 2023 are as follows:

(In millions of won)	December 31, 2024				Total
Classification	Level 1		Level 2	Level 3
Financial assets at fair value through profit or loss
Equity securities	~~W~~	18,958	—	3,180	22,138
Derivatives		—	256,251	—	256,251
Financial assets effective for fair value hedging
Derivatives	~~W~~	—	119,098	—	119,098
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	10,768	—	10,768

(In millions of won)	December 31, 2023				Total
Classification	Level 1		Level 2	Level 3
Financial assets at fair value through profit or loss
Equity securities	~~W~~	—	—	3,967	3,967
Convertible securities		—	—	1,838	1,838
Derivatives		—	169,703	—	169,703
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	63,526	—	63,526
Financial liabilities effective for fair value hedging
Derivatives	~~W~~	—	36,052	—	36,052

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

26.	Financial Risk Management, Continued

The valuation techniques and inputs for assets and liabilities measured at fair value that are classified as Level 2 and Level 3 within the fair value hierarchy as of December 31, 2024 and 2023 are as follows:

(In millions of won)	December 31, 2024			December 31, 2023		Valuation technique	Input
Classification	Level 2		Level 3	Level 2	Level 3
Financial assets at fair value through profit or loss
Equity securities	~~W~~	—	3,180	—	3,967	Net asset value method and Comparable company analysis	Price to book value ratio
Convertible securities		—	—	—	1,838	Blended discount model and binominal option pricing model	Discount rate, stock price and volatility
Derivatives		256,251	—	169,703	—	Discounted cash flow	Discount rate and Exchange rate
Financial assets effective for fair value hedging
Derivatives	~~W~~	119,098	—	—	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	10,768	—	63,526	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities effective for fair value hedging
Derivatives	~~W~~	—	—	36,052	—	Discounted cash flow	Discount rate and Exchange rate

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

26.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation techniques and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2024 and 2023 are as follows:

(In millions of won)	December 31, 2024				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	9,074,818	Discounted cash flow	Discount rate
Bonds		—	—	1,142,725	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2023				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	8,248,441	Discounted cash flow	Discount rate
Bonds		—	—	1,479,725	Discounted cash flow	Discount rate

iv)	The interest rates applied for determination of the above fair value as of December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
Borrowings, bonds and others	3.70%~3.96%	4.60%~5.02%

v)

There is no transfer between Level 1, Level 2 and Level 3 for the years ended December 31, 2024 and 2023, and the changes in financial assets classified as Level 3 of fair value measurements for the years ended December 31, 2024 and 2023 is as follows:

(In millions of won)
Classification	January 1, 2024		Valuation	Disposal	December 31, 2024
Equity securities	~~W~~	3,967	(787)	—	3,180
Convertible securities		1,838	—	(1,838)	—

(In millions of won)
Classification	January 1, 2023		Valuation	December 31, 2023
Equity securities	~~W~~	10,484	(6,517)	3,967
Convertible securities		1,797	41	1,838

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

26.	Financial Risk Management, Continued

(f)	Net gains and losses by category of financial instruments

The net gains and losses by category of financial instruments as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024
	Financial assets at amortized cost		Financial liabilities at amortized cost	Financial assets at FVTPL	Derivatives	Others	Total
Interest income	~~W~~	20,440	—	—	—	—	20,440
Interest expense		—	(664,365)	—	—	(686)	(665,051)
Foreign currency differences		972,838	(2,155,951)	—	190,906	—	(992,207)
Bad debt expense		(348)	—	—	—	—	(348)
Gain or loss on disposal		(270)	—	(98)	—	—	(368)
Gain or loss on repayment		—	(678)	—	—	—	(678)
Gain or loss on valuation		—	—	(6,567)	—	—	(6,567)
Gain or loss on derivatives		—	—	—	413,480	—	413,480

Total	~~W~~	992,660	(2,820,994)	(6,665)	604,386	(686)	(1,231,299)

(In millions of won)
	2023
	Financial assets at amortized cost		Financial liabilities at amortized cost	Financial assets at FVTPL	Financial assets at FVOCI	Derivatives	Others	Total
Interest income	~~W~~	14,922	—	—	—	—	—	14,922
Interest expense		—	(433,974)	—	—	—	(481)	(434,455)
Foreign currency differences		(30,856)	(160,240)	—	—	(36,052)	—	(227,148)
Reversal of bad debt expense		3	—	—	—	—	—	3
Gain or loss on disposal		(899)	—	—	(329)	—	—	(1,228)
Gain or loss on repayment		—	(167)	—	—	—	—	(167)
Gain or loss on valuation		—	—	(6,476)	—	—	—	(6,476)
Gain or loss on derivatives		—	—	—	—	102,116	—	102,116

	~~W~~	(16,830)	(594,381)	(6,476)	(329)	66,064	(481)	(552,433)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

27.	Leases

(a)	Leases as lessee

The Company leases buildings, vehicles, machinery and equipment and others. Information about leases for which the Company is a lessee is presented below.

(i)	Right-of-use assets

Right-of-use assets related to leased properties that do not meet the definition of investment property are presented as property, plant and equipment (see Note 9(a)).

Changes in right-of-use assets for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024
	Buildings		Land	Machinery and equipment	Vehicles	Others	Total
Beginning balance	~~W~~	8,507	—	533	4,763	195	13,998
Additions		360	1	2,548	3,071	1	5,981
Depreciation		(8,855)	(1)	(1,552)	(3,275)	(77)	(13,760)

Ending balance	~~W~~	12	—	1,529	4,559	119	6,219

(In millions of won)
	2023
	Buildings		Land	Machinery and equipment	Vehicles	Others	Total
Beginning balance	~~W~~	189	23	365	4,787	96	5,460
Additions		16,920	—	882	3,622	144	21,568
Depreciation		(8,602)	(23)	(714)	(3,646)	(45)	(13,030)

Ending balance	~~W~~	8,507	—	533	4,763	195	13,998

(ii)	Amounts recognized in profit or loss not from right-of-use assets for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Interest on lease liabilities	~~W~~	(686)	(481)
Expenses relating to short-term leases		(19)	(158)
Expenses relating to leases of low-value assets that are not short-term leases		(474)	(915)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

27.	Leases, Continued

(iii)	Changes in lease liabilities for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)

	2024		2023
Beginning balance	~~W~~	14,400	5,952
Additions		5,981	20,846
Interest expense		686	481
Repayment of liabilities		(14,533)	(12,879)

Ending balance	~~W~~	6,534	14,400

(iv)	Total cash outflows from leases for the year ended December 31, 2024 amounted to ~~W~~15,026 million (2023: ~~W~~14,433 million).

(b)	Leases as lessor

The Company leases out investment property and a portion of property, plant and equipment as operating leases (see Notes 9 and 11).

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

28.	Cash flow information

(a)	Details of cash flows generated from operations for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Loss for the period	~~W~~	(3,034,736)	(1,718,701)

Adjustments for:
Income tax benefit (Note 23)		(52,755)	(913,413)
Depreciation and amortization (Note 19)		3,087,047	2,328,219
Gain on foreign currency translation		(503,939)	(258,871)
Loss on foreign currency translation		934,645	170,190
Expenses related to defined benefit plans (Note 13)		128,005	147,537
Gain on disposal of property, plant and equipment		(51,093)	(33,842)
Loss on disposal of property, plant and equipment		75,672	102,297
Impairment loss on property, plant and equipment		69,725	8,521
Reversal of impairment loss on property, plant and equipment		(4,314)	—
Gain on disposal of intangible assets		(25)	(1,989)
Loss on disposal of intangible assets		388	55
Impairment loss on intangible assets		72,490	54,833
Reversal of impairment loss on intangible assets		(14)	(242)
Expense on increase of provisions		88,471	49,787
Finance income		(676,878)	(2,371,466)
Finance costs		1,232,849	861,067
Others		(65,115)	(6,659)

Changes in:
Trade accounts and notes receivable		(2,157,869)	(713,607)
Other accounts receivable		(131,567)	46,739
Inventories		(5,720)	143,635
Other current assets		11,571	97,879
Other non-current assets		2,414	(189)
Proceeds from settlement of derivatives		35,757	—
Trade accounts and notes payable		2,310,209	811,210
Other accounts payable		(518,888)	(80,411)
Accrued expenses		23,846	(105,247)
Provisions		(103,462)	(128,523)
Advances received		(6,195)	(370)
Other current liabilities		(2,860)	(29,774)
Defined benefit liabilities, net		(35,559)	(42,593)
Long-term advances received		—	1,580,222
Other non-current liabilities		2,237	33,891

Cash generated from operations	~~W~~	724,337	30,185

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

28.	Cash flow information, Continued

(b)	Changes in liabilities arising from financing activities for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
				Non-cash transactions
	January 1, 2024		Cash flows from financing activities	Gain or loss on foreign currency translation	Interest expense	Others	December 31, 2024
Short-term borrowings	~~W~~	1,428,213	756,372	269,710	—	—	2,454,295
Payment guarantee liabilities		20,613	7,427	—	—	(12,270)	15,770
Long-term borrowings		6,785,749	(507,411)	267,531	4,203	—	6,550,072
Bonds		1,488,143	(370,000)	18,004	1,692	—	1,137,839
Lease liabilities		14,400	(13,847)	—	—	5,981	6,534

Total	~~W~~	9,737,118	(127,459)	555,245	5,895	(6,289)	10,164,510

(In millions of won)
				Non-cash transactions
	January 1, 2023		Cash flows from financing activities	Gain or loss on foreign currency translation	Interest expense	Others	December 31, 2023
Short-term borrowings	~~W~~	1,952,289	(528,095)	4,019	—	—	1,428,213
Payment guarantee liabilities		19,241	7,195	—	—	(5,823)	20,613
Long-term borrowings		5,660,105	1,061,704	57,803	3,271	2,866	6,785,749
Bonds		1,448,746	35,276	2,237	1,717	167	1,488,143
Lease liabilities		5,952	(12,879)	—	—	21,327	14,400

Total	~~W~~	9,086,333	563,201	64,059	4,988	18,537	9,737,118

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

28.	Cash flow information, Continued

(c)	Details of significant non-cash transactions for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Changes in other accounts payable arising from the purchase of property, plant and equipment	~~W~~	(392,850)	(459,089)
Changes in other accounts payable arising from the purchase of intangible assets		(119,521)	(25,577)
Recognition of right-of-use assets and lease liabilities		5,981	21,568
Reclassification of the current portion of borrowing/bonds		(3,827,835)	(2,497,306)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

29.	Related Parties and Others

(a)	Related parties

Details of related parties as of December 31, 2024 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries and associates are described in Note 8.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

29.	Related Parties and Others, Continued

(b)	Details of major transactions with related parties for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)	2024
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Others (*2)
Subsidiaries
LG Display America, Inc.	~~W~~	15,192,477	—	—	688
LG Display Japan Co., Ltd.		1,032,290	—	—	668
LG Display Germany GmbH		1,542,058	—	—	22,583
LG Display Taiwan Co., Ltd.		2,573,337	—	—	3,190
LG Display Nanjing Co., Ltd.		84,928	—	1,648,818	11,779
LG Display Shanghai Co., Ltd.		608,564	—	—	64
LG Display Guangzhou Co., Ltd.		42,801	—	1,272,010	15,049
LG Display Shenzhen Co., Ltd.		568,415	—	—	—
LG Display Yantai Co., Ltd.		1	—	310,113	1,168
LG Display (China) Co., Ltd.		2,922	219,667	1,329,284	2,204
LG Display Singapore Pte. Ltd.		1,442,009	—	—	78,864
L&T Display Technology (Fujian) Limited		127,142	7,081	2	68
Nanumnuri Co., Ltd.		272	470	—	24,144
LG Display Guangzhou Trading Co., Ltd.		386,330	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		147,453	—	3,560,274	38,301
Suzhou Lehui Display Co., Ltd.		80,985	—	1,861	3
LG Display High-Tech (China) Co., Ltd.		1,078	—	2,515,439	4,130

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

29.	Related Parties and Others, Continued

(In millions of won)	2024
	Sales and Others			Purchase and others
			Dividend income	Purchase of raw material and others	Others (*2)
Associates
WooRee E&L Co., Ltd. (*1)	~~W~~	—	—	355	32
AVATEC Co., Ltd. (*1)		—	200	52,983	2,947
Paju Electric Glass Co., Ltd.		—	—	237,002	8,428
YAS Co., Ltd. (*1)		—	—	5,266	4,945
Material Science Co., Ltd.		—	—	3,579	1,512
Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	326,387	—	11,662	205,894

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

29.	Related Parties and Others, Continued

(In millions of won)	2024
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Others (*2)
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	52,736	—	—	275
LG Electronics Vietnam Haiphong Co., Ltd.		202,561	—	—	5,859
LG Electronics Reynosa S.A. DE C.V.		17,158	—	—	746
LG Electronics do Brasil Ltda.		17,672	—	—	248
LG Electronics RUS, LLC		—	—	—	4,005
LG Electronics Egypt S.A.E		24,454	—	—	32
LG Innotek Co., Ltd.		10,356	—	3	72,123
P.T. LG Electronics Indonesia		25,729	—	—	1,254
Others		12	—	—	19,999

Total	~~W~~	24,510,127	227,418	10,948,651	531,202

(*1)

For the year ended December 31, 2024, WooRee E&L Co., Ltd., AVATEC Co., Ltd. and YAS Co., Ltd. were excluded from related parties and others due to loss of significant influence and transaction amount is the amount prior to exclusion.

(*2)	Others include the amount of the acquisition of property, plant, and equipment.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

29.	Related Parties and Others, Continued

(In millions of won)	2023
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Others (*)
Subsidiaries
LG Display America, Inc.	~~W~~	11,836,330	—	—	31
LG Display Japan Co., Ltd.		886,532	—	—	367
LG Display Germany GmbH		1,179,578	—	—	24,493
LG Display Taiwan Co., Ltd.		1,630,390	—	—	1,585
LG Display Nanjing Co., Ltd.		105,478	425,666	1,510,177	12,173
LG Display Shanghai Co., Ltd.		481,138	—	—	—
LG Display Guangzhou Co., Ltd.		25,122	1,042,837	1,371,846	17,964
LG Display Shenzhen Co., Ltd.		427,220	—	—	—
LG Display Yantai Co., Ltd.		895	345,527	379,821	1,586
LG Display (China) Co., Ltd.		1,325	57,966	994,229	1,562
LG Display Singapore Pte. Ltd.		1,141,925	—	—	128
L&T Display Technology (Fujian) Limited		117,993	8,496	4	179
Nanumnuri Co., Ltd.		238	—	—	23,671
LG Display Guangzhou Trading Co., Ltd.		450,139	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		31,514	—	2,708,782	32,327
Suzhou Lehui Display Co., Ltd.		99,047	—	23,079	28
LG Display High-Tech (China) Co., Ltd.		5,537	—	2,438,622	4,515

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

29.	Related Parties and Others, Continued

(In millions of won)	2023
	Sales and Others			Purchase and others
			Dividend income	Purchase of raw material and others	Others (*)
Associates
WooRee E&L Co., Ltd.	~~W~~	—	—	455	513
AVATEC Co., Ltd.		—	—	43,662	11,002
Paju Electric Glass Co., Ltd.		—	15,200	176,831	4,341
YAS Co., Ltd.		—	—	9,832	15,235
Material Science Co., Ltd.		—	—	—	179
Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	211,627	—	12,739	212,446

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

29.	Related Parties and Others, Continued

(In millions of won)	2023
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Others (*)
Subsidiaries of the entity that has significant influence over the Company	~~W~~
LG Electronics India Pvt. Ltd.		47,031	—	—	270
LG Electronics Vietnam Haiphong Co., Ltd.		434,789	—	—	967
LG Electronics Reynosa S.A. DE C.V.		29,314	—	—	810
LG Electronics do Brasil Ltda.		24,313	—	—	316
LG Electronics RUS, LLC		—	—	—	2,359
LG Electronics Egypt S.A.E		20,225	—	—	46
LG Innotek Co., Ltd.		7,229	—	18	100,272
P.T. LG Electronics Indonesia		25,520	—	—	2,231
Others		130	—	8	18,227

Total	~~W~~	19,220,579	1,895,692	9,670,105	489,823

(*)	Others include the amount of the acquisition of property, plant, and equipment.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

29.	Related Parties and Others, Continued

(c)	Details of balances of receivables and payables from transaction with related parties as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2024		December 31, 2023	December 31, 2024	December 31, 2023
Subsidiaries
LG Display America, Inc.	~~W~~	2,360,124	1,817,773	473	4
LG Display Japan Co., Ltd.		195,597	134,107	1	26
LG Display Germany GmbH		521,945	50,322	12,631	3,234
LG Display Taiwan Co., Ltd.		778,589	60,663	181	96
LG Display Nanjing Co., Ltd.		265	2,869	2,572,165	1,796,033
LG Display Shanghai Co., Ltd.		122,650	241,039	29	—
LG Display Guangzhou Co., Ltd.		75	205	991,122	1,241,145
LG Display Guangzhou Trading Co., Ltd.		292,729	287,296	—	—
LG Display Shenzhen Co., Ltd.		88,304	75,709	—	—
LG Display Yantai Co., Ltd.		1	1	172,693	228,364
LG Display (China) Co., Ltd.		2,251	2,452	992,630	451,003
LG Display Singapore Pte. Ltd.		283,171	24,171	2,161,167	3
L&T Display Technology (Fujian) Limited		29,366	24,690	137,881	103,501
Nanumnuri Co., Ltd.		—	—	1,795	2,316
LG Display Vietnam Haiphong Co., Ltd.		19,057	23,402	1,686,540	1,180,951
Suzhou Lehui Display Co., Ltd.		6,311	24,829	32	2,532
LG Display High-Tech (China) Co., Ltd.		19,214	34,268	2,689,403	1,730,516

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

29.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2024		December 31, 2023	December 31, 2024	December 31, 2023
Associates
WooRee E&L Co., Ltd. (*1)	~~W~~	—	695	—	645
AVATEC Co., Ltd. (*1)		—	—	—	4,775
Paju Electric Glass Co., Ltd.		—	—	64,140	56,136
YAS Co., Ltd. (*1)		—	—	—	7,875
Material Science Co., Ltd.		—	—	261	118
Entity that has significant influence over the Company
LG Electronics Inc. (*2)	~~W~~	177,926	62,027	1,042,000	1,044,258

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

29.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2024		December 31, 2023	December 31, 2024	December 31, 2023
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd. (*3)	~~W~~	1,734	2,521	201,297	211,476
P.T. LG Electronics Indonesia		4,335	3,771	53	108
LG Electronics Reynosa S.A. DE C.V		820	3,814	—	109
LG Electronics India Pvt. Ltd.		3,317	2,013	—	35
LG Electronics Vietnam Haiphong Co., Ltd.		32,967	76,952	919	211
LG Electronics RUS, LLC		—	—	—	203
LG Electronics Egypt S.A.E		3,877	369	7	1
Others		2,693	6,122	5,806	1,811

Total	~~W~~	4,947,318	2,962,080	12,733,226	8,067,485

(*1)	For the year ended December 31, 2024, as it was excluded from related parties and others due to loss of significant influence, there are no outstanding receivables or payables.
(*2)	Trades accounts and notes payable and others for LG Electronics Inc. as of December 31, 2024 and 2023 includes long-term borrowings of ~~W~~1,000,000 million (see Note 12.(c)).
(*3)	Trade accounts and note payable and others for LG Innotek Co., Ltd. as of December 31, 2024 and 2023 includes deposits received amount ~~W~~180,000 million from lease agreement.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

29.	Related Parties and Others, Continued

(d)	Details of significant financial transactions with related parties and others for the years ended December 31, 2024 and 2023 are as follows:

	2024
(In millions of won)	Company Name	Borrowings		Capital increase	Collection of loans
Subsidiary	LG Display Singapore Pte. Ltd. (*1)	~~W~~	1,989,054	—	—
Associates	WooRee E&L Co., Ltd. (*2)		—	—	256
Entity that has significant influence over the Company	LG Electronics Inc.		—	436,031	—

(*1)

For the year ended December 31, 2024, the Company has entered into a borrowing agreement with LG Display Singapore Pte. Ltd. with a limit of USD 1,600 million (~~W~~2,352,000 million), of which USD 1,470 million (~~W~~2,160,900 million) has been executed and is included in short-term borrowings.

(*2)	For the year ended December 31, 2024, it was excluded from related parties and others due to loss of significant influence and transaction amount is the amount prior to exclusion.

For the year ended December 31, 2024, the Company contributed ~~W~~6,831 million in cash for the capital increase of LG DISPLAY FUND I LLC and increased by ~~W~~47,700 million as a result of acquisition and disposal of Money Market Trust in addition to the above transactions.

	2023
(In millions of won)	Company Name	Borrowings		Collection of loans
Associates	WooRee E&L Co., Ltd.	~~W~~	—	183
Entity that has significant influence over the Company	LG Electronics Inc.(*)		1,000,000	—

(*)

The Company entered into a loan agreement with LG Electronics Inc. on March 27, 2023 for a total borrowing amount of ~~W~~1,000,000 million, and received ~~W~~650,000 million on March 30, 2023 and ~~W~~350,000 million on April 20, 2023.

For the year ended December 31, 2023, the Company contributed ~~W~~5,840 million in cash for the capital increase of LG DISPLAY FUND I LLC and increased by ~~W~~92,900 million as a result of acquisition and disposal of Money Market Trust in addition to the above transactions.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

29.	Related Parties and Others, Continued

(e)	Large Enterprise Group Transactions

According to the ‘Related Party Disclosures’ under the Korean IFRS 1024, although not included in the scope of related parties, the major transaction details with the Large Enterprise Group subsidiaries and their affiliates, as well as the amounts of receivables and payables for the years ended December 31, 2024 and 2023, in accordance with the Monopoly Regulation and Fair Trade Act, are as follows:

(In millions of won)

	For the year ended December 31, 2024			December 31, 2024
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Uplus Corp.	~~W~~	105,300	2,761	—	164
LG Chem Ltd. and its subsidiaries		440	449,295	160	183,430
D&O Corp. and its subsidiaries (*1)		269	43,451	—	4,343
LG Corp. (*2)		—	63,471	7,551	10,731
LG Management Development Institute		—	30,536	3	340
LG CNS Co., Ltd. and its subsidiaries		—	177,676	—	64,692
HS AD Inc. and its subsidiaries		—	5,435	—	542
Robostar Co., Ltd.		—	545	—	369

Total	~~W~~	106,009	773,170	7,714	264,611

(*1)

Among the matters related to D&O Corp. (formerly S&I Corporation Co., Ltd.) and its subsidiaries, S&I Corporation Co., Ltd. and Xi C&A Co., Ltd. were excluded from the large corporate group as of March 19, 2024 and reflected based on the transaction amount for the three-month period ended March 31, 2024.

(*2)	According to the lease agreement signed with LG Corp., no recognized lease liabilities as of December 31, 2024. The lease repayment for the year ended December 31, 2024 amounts to ~~W~~9,681 million.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

29.	Related Parties and Others, Continued

(In millions of won)

	For the year ended December 31, 2023			December 31, 2023
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Uplus Corp.	~~W~~	—	2,451	—	206
LG Chem Ltd. and its subsidiaries		252	354,072	18	155,312
D&O Corp. and its subsidiaries		308	434,179	—	69,503
LG Corp. (*1)		1,891	51,906	16,261	5,575
LG Management Development Institute		—	40,217	—	543
LG CNS Co., Ltd. and its subsidiaries		—	210,882	—	89,939
HS AD Inc. (formerly, G2R Inc.) and its subsidiaries (*2)		—	19,226	—	5,687
Robostar Co., Ltd.		—	708	—	217

Total	~~W~~	2,451	1,113,641	16,279	326,982

(*1)

According to the lease agreement signed with LG Corp., the recognized lease liabilities as of December 31, 2023 are ~~W~~8,493 million, and the lease liabilities are not included in the amount of ‘Trade accounts and notes payable and others’ above. The lease repayment for the year ended December 31, 2023 amounts to ~~W~~8,328 million.

(*2)	G2R Inc. changed its name to HS AD Inc. on July 1, 2023.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

29.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Details of compensation costs of key management for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)

	2024		2023
Short-term benefits	~~W~~	2,397	2,291
Expenses related to the defined benefit plan		604	355

	~~W~~	3,001	2,646

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

(g)	At the end of the reporting period, the Company did not set an allowance for doubtful accounts on the balance of receivables for related parties.

30.	Assets Held for Sale

For the year ended December 31, 2024, management of the Company decided to sell 51% of its stake in LG Display (China) Co., Ltd. and 100% of its stake in LG Display Guangzhou Co., Ltd. to TCL CSOT. The contract was signed on September 26, 2024, and the transaction is expected to be completed within one year. As a result, the investments in LG Display (China) Co., Ltd. and LG Display Guangzhou Co., Ltd. are presented as assets held for sale.

(a)	Details of assets held for sale

(In millions of won)
December 31, 2024
Investments in subsidiaries (*)	~~W~~	1,016,645

(*)	There is no impairment loss recognized for assets held for sale, as the net fair value of the disposal group is expected to exceed the carrying amount.

(b)	There is no other comprehensive income recognized in relation to the disposal group classified as assets held for sale.

Independent Auditor’s Report on

Internal Control over Financial Reporting

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of

LG Display Co., Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Internal Control over Financial Reporting of LG Display Co., Ltd. (the “Company”) as at December 31, 2024, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2024, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

We also have audited, in accordance with Korean Standards on Auditing, the financial statements of the Company, which comprise the statement of financial position as at December 31, 2024, and the statement of comprehensive income, statement of changes in equity and statement of cash flow for the year then ended, and notes to the financial statements including material accounting policy information, and our report dated March 4, 2025 expressed unqualified opinion.

Basis for Opinion on Internal Control over Financial Reporting

We conducted our audit in accordance with Korean Standards on Auditing. Our responsibilities under these standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of internal control over financial reporting purposes and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management and Those Charged with Governance for Internal Control over Financial Reporting

Management is responsible for designing, implementing and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on the Effectiveness of Internal Control over Financial Reporting.

Those charged with governance have the responsibilities for overseeing internal control over financial reporting.

Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting

Our responsibility is to express an opinion on internal control over financial reporting of the Company based on our audit. We conducted the audit in accordance with Korean Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of internal control over financial reporting and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting

The Company’s internal control over financial reporting purposes is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditor’s report is Sang-Woo Nam, Certified Public Accountant.

Seoul, Korea

March 4, 2025

This report is effective as at March 4, 2025, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the Company’s internal control over financial reporting thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Management’s Report on the Effectiveness of

Internal Control over Financial Reporting

(English Translation of a Report Originally Issued in Korean)

To the Shareholders, Board of Directors and Audit Committee of LG Display Co., Ltd.

We, as the Chief Executive Officer (CEO) and the Internal Control over Financial Reporting Officer of LG Display Co., Ltd. (“the Company”), assessed the effectiveness of the design and operation of the Company’s Internal Control over Financial Reporting for the year ended December 31, 2024.

The Company’s management, including ourselves, is responsible for designing and operating internal control over financial reporting.

We assessed the design and operating effectiveness of internal control over financial reporting in the prevention and detection of an error or fraud which may cause material misstatements in the preparation and disclosure of reliable financial statements.

We designed and operated internal control over financial reporting in accordance with Conceptual Framework for Designing and Operating Internal Control over Financial Reporting established by the Operating Committee of Internal Control over Financial Reporting in Korea. And, we conducted an evaluation of internal control over financial reporting based on Detailed Enforcement Rules of the Regulation on External Audit and Accounting, etc. Table 6 Internal Control over Financial Reporting Evaluation and Reporting Standards.

Based on the assessment results, we believe that the Company’s internal control over financial reporting, as at December 31, 2024, is designed and operated effectively, in all material respects, in accordance with Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which cause material misunderstandings, and we have reviewed and verified this report with sufficient due care.

<Attachment>

Internal control activities performed by the Company to address risks to embezzlement and other financial fraud

January 20, 2025

Cheoldong Jeong,
Chief Executive Officer

Sunghyun Kim,
Internal Control over Financial Reporting Officer

<Attachment>

Internal control activities performed by the Company to address risks to embezzlement and other financial fraud

Internal control over Financial Reporting

Category	Control Activities Performed by the Company	Design and Operation Assessment Results (Execution department, execution time, etc.)
Entity Level Control

<Operation of anti-fraud system>

The management periodically notifies all executives and employees of the importance of ethical management related to the Code of Ethics and the Code of Conduct, and operates an anonymous reporting channel for violations of the Code of Ethics and internal accounting control regulations.

As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, ‘24.July, ‘24.November, ‘25.January)

<Periodic monitoring of Segregation of Duty Status>

Internal Control & Consolidation Accounting Team defines incompatible tasks, and periodically monitors and reports on the adequacy of segregation of duty and access rights.

As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, ‘24.July, ‘24.November, ‘25.January)
Control of Treasury	<Account Registration Management> The cash management Team Leader reviews and approves the adequacy of account registration.	As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, ‘24.July, ‘24.November, ‘25.January)

<Seal, OTP management>

Physical access to seals and OTPs is restricted except for the person in charge of the supervising department, and when using a seal, it can be stamped after confirming the purpose of use and approval details of the requesting department.

As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, ‘24.July, ‘24.November, ‘25.January)

<Segregation of Duty related to payment>

Register Preliminary Payment, Electronic Payment, Internal Account Transfer, Foreign Exchange Transaction, etc., are separate from those in charge of the creator and the approver.

As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, ‘24.July, ‘24.November, ‘25.January)
	<Daily Account Balance Reconciliation> The person in charge performs the reconciliation of the bank balance for each daily account and takes necessary action in case of any discrepancies.	As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, ‘24.July, ‘24.November, ‘25.January)

<Restriction on the use of corporate credit cards>

Corporate cards are managed according to standards such as usage limits for each position, and the system is set up to prohibit the expense processing and approval for improper use.

As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, ‘24.July, ‘24.November, ‘25.January)
Other Process Level Control

<Supplier Account Registration Management>

The discretionary authority of the department such as in charge of purchasing, etc., reviews and approves whether the evaluation details of the company for the new supplier meet the standards, and the cash management team leader checks the original documents required for the registration of the company and approves the account registration.

As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, ‘24.July, ‘24.November, ‘25.January)

<Sales Confirmation>

At the end of each month, the person in charge of the sales department agrees/confirms the monthly sales amount with each customer, including the sales price and quantity by model, and reports it to the leader.

As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, ‘24.July, ‘24.November, ‘25.January)
	<Report on Inventory Physical Inspection Results> The discretionary authority of the supervising department reviews and approves the results of the regular physical inspection of inventory assets.	As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, ‘24.July, ‘24.November, ‘25.January)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: March 5, 2025	By: /s/ Kyu Dong Kim
(Signature)

Name: Kyu Dong Kim
Title: Vice President,
Finance & Risk Management Division